Exhibit 99.1

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of International Financial Reporting Standards (IFRS). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of December 31, 2008 and March 31, 2009 are as follows:

Assets	03/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Current assets	2,207,960	1,963,036
Other assets	8,276,314	8,257,444

Total assets	10,484,274	10,220,480

Liabilities and Shareholders’ Equity	03/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Current liabilities	899,001	812,915
Long-term liabilities	3,588,141	3,418,195
Minority interest	118,736	120,608
Shareholders’ equity	5,878,396	5,868,762

Total liabilities and shareholders’ equity	10,484,274	10,220,480

Total assets increased by 3%, or U.S.$264 million, from December 31, 2008 to March 31, 2009. This increase is mainly attributable to an increase in property, plant and equipment, financial assets, tax receivables partially offset by a decrease in trade and other receivables.

Total liabilities increased by U.S.$256 million from December 31, 2008 to March 31, 2009. This increase is mainly attributable to a net increase in bank obligations, publicly issued bonds and deferred tax.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	03/31/2009	12/31/2008
Current ratio	2.46	2.41
Acid ratio	1.37	1.22

The liquidity ratio for the current year represents an increase, due to a higher proportional increase of the current assets with respect to the current liabilities, which in turn is explained by an increase in financial assets and tax receivables, partially offset by a decrease in trade and other receivables and an increase in bank obligations and bonds.

The increase in the current acid ratio from 2008 to 2009 is attributable to an increase in financial assets and tax receivables.

Debt indicators	03/31/2009	12/31/2008
Debt to equity ratio	0.75	0.71
Short-term debt to total debt	0.20	0.19
Long-term debt to total debt	0.80	0.81

	03/31/2009	03/31/2008
Financial expenses covered	1.51	5.75

Current liabilities increased modestly from 19% of total liabilities as of December 31, 2008 to 20% of total liabilities as of March 31, 2009. The increase is attributable to a higher proportional increase in current liabilities and a decrease in long-term liabilities, due to an increase in bank obligations.

The ratio of financial expenses covered decreased from 5.75 points in March 2008 to 1.51 points in March 31, 2009. The decrease is attributable to a higher decrease in current profits related to financial expenses.

Operational ratios	03/31/2009	12/31/2008
Inventory turnover	0.50	2.59
Inventory turnover (excluding forests)	0.69	0.69
Inventory permanence (days)	181.58	181.58
Inventory permanence (excluding forests)	129.74	129.74

The ratio of inventory turnover decreased from 2.59% as of December 31, 2008 to 0.50% points as of March 31, 2009. For this reason, the inventory permanence ratio increased during the period ended March 31, 2009, due to a proportionally higher increase in production volume with regard to the increase in sales.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	03/31/2009 ThU.S.$	03/31/2008 ThU.S.$
Pulp	362,239	488,396
Sawn timber and cut wood	99,807	190,059
Plywood and fiber panels	175,101	233,517
Forestry products	19,290	37,024
Other	3,703	12,250

Total operating income	660,140	961,246

Operating costs	03/31/2009 ThU.S.$	03/31/2008 ThU.S.$
Timber	155,770	149,880
Forestry work	68,665	90,859
Depreciation	42,784	45,795
Other costs	215,000	257,103

Total operating costs	482,219	543,637

Analysis of Gross Profit

Gross Profit includes net income of U.S.$118 million in 2009 compared to U.S.$418 million in 2008, a decrease of U.S.$301 million, caused by a proportional decrease in revenues.

Analysis of Profit before Income Tax

The Profit before Income Tax registers a profit of U.S.$21 million in 2009, compared to U.S.$235 million in 2008. The change was primarily caused as described in the following table:

Item	Million U.S.$
Gross profit	(240)
Other operating income	27
Distribution costs	33
Foreign currency exchange rate	(35)
Others net	1

Net change in outcome before income tax	(214)

The increase in the exchange difference is principally due to a strong appreciation of the dollar against the Chilean peso, the Euro and the Real, currencies in which the Company owns financial investments, tax receivables and other accounts receivable.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	03/31/2009	03/31/2008
Income per share (U.S.$)	0.12	1.65
EBITDA*	107,303	332,936
Income after tax (ThU.S.$)	14,182	189,484
Gross profit ThU.S.$	177,921	417,609
Financial expenses ThU.S.$	(41,550)	(49,488)

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

3.	MARKET SITUATION

Pulp

The international economic crisis has continued to impact the world paper market, especially in Europe and North America. After a strong price decline suffered during the last quarter of 2008, the first quarter of 2009 has continued with a decrease in pulp prices but at a lower rate. Towards the end of the first quarter of 2009, some markets have started to show a slight recovery in pulp prices, especially in Asia.

Consumption volume has also dropped due to an important fall in paper production. However, at the price levels experienced during this first quarter, the less competitive pulp producers have restricted supply, contributing to a better balance of demand and supply in some markets. This has helped to decrease stock levels by approximately 12% during the period.

A more challenging scenario is facing the European market, with no obvious signs of recovery in the paper industry. On the contrary, important adjustments in terms of paper plant closings are still expected to occur, with the consequent lower demand for pulp in these markets. A priority objective for this quarter has been to reduce inventory levels in Europe, which demanded a series of logistic changes that began in March. A fall in Arauco’s inventories in Europe should be seen during the second half of 2009.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

During the next few months, we expect some signs of market stability and even recovery in prices and demand, especially in Asia and in particular China and Korea. We expect an increase in prices in Asia during the second quarter along with higher sales volumes in these markets. This higher demand for pulp and a possible reduction in inventory levels in Europe will allow us to reduce our total inventories compared to the beginning of 2009, bringing us to average historic levels. We estimate the North American and European markets will continue with a reduced demand, especially as we get closer to the Northern Hemisphere’s summer, which is commonly a period of lower activity in the paper industry.

Our cost-cutting program initiated the last quarter of 2008, along with our plants operating at full capacity, has been key to mitigate the effects of this difficult first quarter.

Sawn Timber

The US Housing industry continued its downward trend during the first quarter of 2009. Homebuilding is still declining, reaching levels of approximately 500,000 houses per year by March, compared negatively to 2 million houses per year two years ago. Current construction levels are the lowest in the last 50 years. This is negatively affecting sales volumes of moldings and wood products compared to the first quarter of last year. Prices of moldings and wood products in the US continued its downward trend during the first quarter of 2009.

During the first quarter of this year we experienced a lower demand of forestry products in all of the markets we serve. As a consequence, our sales prices for wood products have also declined. Forestry products in general have reached historically low prices, and as a consequence many sawmill and remanufacturing plants have suffered temporary or permanent closures around the world.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Panels

During the first quarter of 2009, sales of panels reached U.S. $175 million, which was a decrease of 25.2% compared to the first quarter of 2008. This decrease in sales is mainly due to lower sales volume of 15.2% and lower prices of 11.8%.

Panel sales decreased by 16.0% in the first quarter of this year as compared to the U.S. $208 million obtained in the fourth quarter of 2008. This decrease is mainly explained by lower sales volume of 3.5% and lower average prices of 12.9%.

Beginning in 2009, our plywood sales have continued their downward trend both in volume and price across all markets, especially in Europe and followed by the US. The international economic crisis along with the currency devaluation of markets we serve have put a downward pressure over our prices in order to be competitive.

Our MDF molding sales experienced a sharp decline in volume mainly due to lower activity in the US and Canadian construction markets, however prices remained stable.

On a brighter note, the Mexican and Latin American markets have remained relatively stable, with enough sales volume of MDF and Hardboard to maintain full operation of our production lines.

So far, the present year has evidenced a deepening of the international economic downturn, which has had a strong negative impact on Arauco’s Panels Division. Although we expect this situation to continue during the next quarter , we expect to see signs of recovery during the second half of 2009.

4.	ANALYSIS OF CASH FLOW

	03/31/2009 ThU.S.$	03/31/2008 ThU.S.$
Operating cash flow	74,780	143,164
Cash flow from financing activities	214,880	37,675
Cash flow from investment activities	(95,332)	(109,214)

Net cash flow for the period	194,328	71,625

We had a positive operating cash flow of U.S.$75 million compared to a U.S.$143 million for the same period in 2008, resulting from a decrease in client recovery, partially offset by payments to suppliers and personnel.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

4.	ANALYSIS OF CASH FLOW, continued

Cash flow from financing activities at March 31, 2009 was a positive balance of U.S.$215 million compared to a positive balance of U.S.$38 million for the same period in 2008. This change resulted from issuing bonds and obtaining higher bank borrowings obtaining.

The investment flow presented a minor negative balance at the end of the current period, due principally to fewer disbursements for acquiring biological assets.

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of March 31, 2009, a relation between fixed rate debt and total consolidated debt of approximately 88.6%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL STATEMENT

Classified Financial Statement	Note	IFRS Balance 03/31/2009 ThU.S.$	IFRS Balance 12/31/2008 ThU.S.$	IFRS Balance 01/01/2008 ThU.S.$
Classified Financial Statement
Assets
Current Assets
Operative Current Asset
Cash and cash equivalents	4	181,393	108,032	73,767
Financial assets at fair value through profit or loss	23	195,045	66,983	204,731
Trade and Other receivables-net	23	571,529	588,803	686,726
Related party receivables	13	3,243	5,475	11,379
Inventories	3	690,897	699,412	539,165
Biological assets	21	287,238	268,289	304,299
Prepaid expenses		89,935	74,331	54,194
Tax receivables		186,609	148,670	122,219
Other current assets		2,071	3,041	711
Total Operative Current Assets		2,207,960	1,963,036	1,997,191

Total Current Assets		2,207,960	1,963,036	1,997,191

Non Current Assets
Trade and Other receivables	23	8,268	7,864	17,099
Investment in associates through equity method	15	130,515	128,871	140,797
Intangible assets	20	14,732	14,469	15,640
Property, plant and equipment	7	4,634,677	4,606,914	4,601,671
Biological assets	21	3,365,091	3,382,889	3,517,684
Deferred tax assets	6	89,003	86,405	78,576
Prepaid expenses		23,003	21,169	16,530
Other non-current assets		11,025	8,863	24,424
Total non-current assets		8,276,314	8,257,444	8,412,421

Total Assets		10,484,274	10,220,480	10,409,612

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Classified Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL STATEMENT (continued)

Classified Financial Statement	Note	IFRS Balance 03/31/2009 ThU.S.$	IFRS Balance 12/31/2008 ThU.S.$	IFRS Balance 01/01/2008 ThU.S.$
Classified Financial Statement
Liabilities
Current Liabilities
Operative Current Liabilities
Loans that accrue interest	23	446,046	372,622	336,884
Other financial liabilities	23	17,868	14,051	7,007
Trade and Other payables	23	305,640	309,488	308,633
Related party payables	13	11,398	9,318	8,330
Provisions	19	4,473	3,753	2,320
Current tax payables		9,250	10,325	40,960
Other liabilities		100,888	88,542	214,692
Deferred income		1,444	2,628	4,671
Post employment benefit obligations	10	1,994	2,188	2,478
Total Operative Current Liabilities		899,001	812,915	925,975

Total Current Liabilities		899,001	812,915	925,975

Non Current Liabilities
Loans that accrue interest	23	2,423,171	2,279,321	2,381,329
Provisions	19	5,567	5,585	6,271
Deferred tax liabilities	6	1,115,937	1,090,899	1,081,968
Other liabilities		22,524	24,045	35,446
Deferred income		256	236	299
Post employment benefit obligations	10	20,686	18,109	19,445

Total non-current liabilities		3,588,141	3,418,195	3,524,758

Net Equity
Net equity attributable to parent company net equity instruments holders
Issued capital		353,176	353,176	353,176
Other reserves		(156,707)	(158,165)	0
Retained profit/loss (accumulated losses)		5,681,927	5,673,751	5,456,077
Net equity attributable to parent company net equity instruments holders		6,035,103	6,026,927	5,809,253
Minority interest		118,736	120,608	149,626
Total net equity		6,153,839	6,147,535	5,958,879

Total net equity and liabilities		10,640,981	10,378,645	10,409,612

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Income Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

FINANCIAL INCOME STATEMENT BY ACTIVITY

Comprehensive Income Financial Statement Statement of Income	Note	03/31/2009 ThU.S.$	03/31/2008 ThU.S.$
Profit (loss) from operations
Revenue	9	660,140	961,246
Cost of sales		482,219	543,637
Gross profit		177,921	417,609
Other operating income	1	45,841	17,464
Marketing costs		8,160	7,751
Distribution costs		72,524	97,292
Research and development		408	351
Administrative expenses		57,415	68,765
Other operating expenses		10,667	6,457
Finance costs	1	41,550	49,488
Share of profit/(loss) of associates through equity method		1,143	927
Exchange rate differences	11	(9,832)	29,566
Profit/(loss) due to write off non-current asset accounts not available for sale	1	(3,012)	(616)
Other profit (losses)		1	231
Profit (loss) before income tax		21,338	235,077
Income tax expenses / (income)	6	7,156	45,593
Profit (loss) from continuing operations after tax		14,182	189,484

Profit (loss)		14,182	189,484

Profit (loss) attributable to equity holders
Profit (loss) attributable to equity instrument holders in net equity of the parent company		13,626	187,069
Profit (loss) attributable to minority interest		556	2,415
Profit (loss)		14,182	189,484
Ordinary Shares
Basis earnings (losses) per share		0.0001253	0.0016746
Earning (losses) per share from discounting operations		0	0
Earning (losses) per share from continuing operations		0.0001253	0.0016746

Comprehensive Income Statement:
Profit (loss)		14,182	189,484
Other income and expenses with charge or credit to net equity
Cash flow hedges		(3,969)	0
Currency translation differences		5,820	19,601
Other income and expenses charged to or credited to net equity		1,851	19,601

Comprehensive income statement		16,033	209,085

Comprehensive Income and Expense Statement Attributable to:
Comprehensive income and expenses statement attributable to majority shareholders		15,084	205,964
Comprehensive income and expenses statement attributable to minority shareholders		949	3,121
Total comprehensive income and expense		16,033	209,085

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Changes in Net Equity

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CHANGES IN NET EQUITY

	Changes in Paid Capital				Changes in Retained Earnings (Accumulated Losses) ThU.S.$	Changes in Equity Attributable to Parent Company Shareholders, Total ThU.S.$	Changes in Minority Interests ThU.S.$	Changes in Net Equity Total ThU.S.$
	Ordinary Shares		Reserves
03/31/2009	Share Capital ThU.S.$	Placement of shares Surcharge ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$
Opening balance at 01/01/2009	347,551	5,625	(158,165)	0	5,673,751	5,868,762	120,608	5,989,370
Opening balance—restated	347,551	5,625	(158,165)	0	5,673,751	5,868,762	120,608	5,989,370
Changes
Comprehensive income and expenses statement	0	0	0	0	13,626	13,626	556	14,182
Dividends	0	0	0	0	(5,450)	(5,450)	(2,821)	(8271)
Other increases (decreases) in net assets	0	0	5,427	(3,969)	0	1,458	393	1,851

Closing balance at 03/31/2009	347,551	5,625	(152,738)	(3,969)	5,681,927	5,878,396	118,736	5,997,132

	Changes in Paid Capital				Changes in Retained Earnings (Accumulated Losses) ThU.S.$	Changes in Equity Attributable to Parent Company Shareholders, Total ThU.S.$	Changes in Minority Interests ThU.S.$	Changes in Net Equity Total ThU.S.$
	Ordinary Shares		Reserves
03/31/2008	Share Capital ThU.S.$	Placement of shares Surcharge ThU.S.$	Conversion Reserves ThU.S.$	Hedge Reserves ThU.S.$
Opening balance previous period 01/01/2008	347,551	5,625	0	0	5,456,077	5,809,253	149,626	5,958,879
Opening balance—restated	347,551	5,625	0	0	5,456,077	5,809,253	149,626	5,958,879
Changes
Comprehensive income and expenses statement	0	0	0	0	187,069	187,069	2,415	189,484
Dividends	0	0	0	0	(74,399)	(74,399)	(4,615)	(79,014)
Other increases (decreases) in net assets	0	0	18,895	0	0	18,895	706	19,601

Closing balance at 03/31/2008	347,551	5,625	18,895	0	5,568,747	5,940,818	148,132	6,088,950

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flow

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

STATEMENT OF CASH FLOWS

Cash Flows from (used in) Operating Activities, Direct Method

Cash flows from (used in) Operating, Direct Method	03/31/2009 ThU.S.$	03/31/2008 ThU.S.$
Net income	769,886	981,518
Research and development disbursements	408	351
Payments to suppliers	636,174	755,585
Paid salaries	46,416	48,847
Other payables (payments)	50,623	43,854

Cash flows by (used in) Operating, Total	137,511	220,589

Cash flows by (used in) Other Operating Activities
Amounts received from interest received classified as operating	3,570	3,356
Interest payments classified as operating	46,055	52,564
Income tax payments	20,246	28,217
Cash flows by (used in) other Operating Activities, Total	(62,731)	(77,425)

Cash flows net of (used in) Operating Activities	74,780	143,164

Cash flows from (used in) Investing Activities
Proceeds from sale (disappropriation) of property, plant and equipment	86	367
Proceeds from sale (disappropriation) of biological assets	2,508	0
Other cash flows from (used in) investing activities	14	42
Purchase of property, plant and equipment	79,011	77,285
Payments for biological assets purchase	17,723	29,682
Payments for acquiring associates	0	2,353
Other investing disbursements	1,206	303

Cash flows from (used in) Investing Activities	(95,332)	(109,214)

Cash flows from (used in) Financing Activities
Loans obtained	308,793	228,610
Amount received from other financial liabilities issuance	142,127	0
Loan payments	236,040	190,935

Cash flows from (used in) Financing Activities	214,880	37,675

Net Increase (decrease) of Cash and Cash Equivalents	194,328	71,625
Effect of exchange rate variations on cash and cash equivalents	1,257	6,027
Cash and cash equivalents, shown in the cash flow statement, at the beginning of the year	167,287	267,839
Cash and cash equivalents, shown in the cash flow statement, at the year end	362,872	345,491

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE  1.   PRESENTATION OF FINANCIAL STATEMENTS (IAS 1)

Entity Information

Name of Reporting Entity

Celulosa Arauco y Constitución S.A. and Subsidiaries (hereinafter “Arauco”), was registered in the Superintendency of Securities and Insurance Securities Registry as No. 042 on June 14, 1982, therefore being subject to audit by this Superintendency.

Forestal Cholguán Ltd., subsidiary of Arauco, is also registered on the Registry of Securities (Register N° 030).

The Company has an Agency in Panama.

Name of Reporting Entity on Preceding Balance Date

Celulosa Arauco y Constitución S.A. and Subsidiaries (hereinafter “Arauco”)

Tax Identification N° of Reporting Entity

93.458.000-1

Securities Registry Number

Nº 042

Reporting Entity’s Address

Avenida el Golf 150 piso 14, Las Condes

Legal Structure of Reporting Entity

Privately Held Corporation

Country of Incorporation

Chile

Company’s Registered Office or Head office address

Avenida el Golf 150 piso 14, Las Condes

Nature of Operations and Main Activities

Arauco is principally engaged in the production and sale of forestry and wood products. Its main operations are focused on the following business areas: Pulp, Plywood and fiberboard panels, Sawn Timber and Forestry.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Parent Company

Empresas Copec S.A.

Name of Group’s Controller

AntarChile S.A.

Ongoing Concern Information

The Arauco Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Financial Statements

Financial Statements presented by Arauco as at March 31,2009:

•	Statement of Classified Balance Sheet

•	Comprehensive Statement of Income and Loss by Activity

•	Statement of Changes in Net Equity

•	Statement of Direct Cash Flow

•	Disclosure of Explanatory Information (notes)

Dates of Financial Statements

March 31, 2009

Period Covered by the Financial Statements

January 1, 2009 to March 31, 2009.

Financial Statements

Consolidated Financial Statements of Arauco

Functional Currency

Arauco has defined the US Dollar as its main functional currency, as most of the Companies operations are a result of exports, and costs to a great extent are related to or index-linked to the US Dollar.

Presentation Currency

US Dollar

Precision Level on the Financial Statements Figures

Financial Statements are presented in thousand of United States Dollars, without decimals.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Basis for Presentation of Financial Statements

Arauco’s consolidated financial statements for the period between January 1, 2009 and March 31, 2009 are the first consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Arauco applied IFRS 1 in the preparation of its consolidated financial statements.

Transition date of Arauco is January 1, 2008. Arauco prepared its opening balance according to IFRS as of that date. Adoption date of IFRS for Arauco is January 1, 2009.

In order to prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some optional exemptions of IFRS have been applied retroactively.

Information required by IFRS which was not presented in the financial statements

All information required by the IFRS is presented in these financial statements.

Additional Information Relevant to the Understanding of the Financial Statements

The Company Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are entities which as a whole qualify as Special Purpose Entities, as they maintain exclusive contracts with Arauco for wood provision, forward purchase of land, and a forest administration contract.

Compliance and Adoption of IFRS

The accompanying Financial Statements of Arauco include all significant aspects of the balance sheet, statements of income of its operations and cash flows in accordance with International Financial Reporting Standards.

This presentation is required to express a faithful representation of the effects of transactions, as well as other events and conditions, according to the definitions and criteria established within the conceptual framework of IFRS for the recognition of assets, liabilities, income and expenses.

IFRS Compliance Declaration

The accompanying Financial Statements of Arauco include the balance sheet, the statement of income and cash flows in accordance with International Financial Reporting Standards.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Capital Information

Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management aim at:

a)	Guaranteeing business continuity and normal operations in the long term.

b)	Providing all financing needs for new investments to achieve sustainable growth over time.

c)	Maintenance of an adequate capital structure considering all economic cycles that impact the business and the nature of the industry.

d)	Maximizing the company’s value, as well as providing an adequate return to shareholders.

Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its equity at book value plus its financial liabilities (bank borrowings and bonds).

Quantitative Information on Capital Management

Financial guarantees of the Company are as follows:

Instrument	Amount at 03/31/2009 (ThU.S. $)	Amount at 12-31-2008 (ThU.S. $)	Equity >= ThU.S. $ 2,500,000	Equity Hedging >= 2,0x	Debt Level(1) <= 1,2x	Debt Level(2) <= 0,75x
Local Bonds	364,524	203,668	N/A	N/A	✓	N/A
Syndicated Bank Loans	80,021	160,378	✓	✓	✓	N/A
Forestal Río Grande S.A. Loan	164,844	173,627	N/A	✓(3)	N/A	✓(3)
Bilateral Bank Loan	243,365	241,026	N/A	✓	✓	N/A
Other Loans	197,147	41,860	No Safeguards Required
Foreign Bonds	1,818,284	1,829,990	No Safeguards Required

N/A:	Not applicable for the instrument
(1)	Debt Level (financial debt divided by: equity plus minority interest)
(2)	Debt Level (financial debt divided by: total assets)
(3)	Financial guarantees on credits taken by Forestal Río Grande S.A. only apply to financial statements of that company

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Debt instruments ratings are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local Bonds	-	AA	-	AA
Foreign Bonds	BBB+	BBB+	Baa2	-

Capital requirements are incorporated based on the company’s financial needs and on maintaining an adequate liquidity level and complying with financial guarantees established in current debt contracts. The company manages its capital structure and makes adjustments based on the predominant economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the company’s level of liquidity.

Capital (in Thousand of US Dollars) as at March 31, 2009 and December 31, 2008:

In ThU.S. $	03/31/2009	12/31/2008
Equity	5,878,396	5,868,762
Bank Loans	685,377	616,891
Finance Leases	1,032	1,394
Bonds	2,182,808	2,033,658

Capital	8,747,613	8,520,705

External Capital Requirements to which the Company is subject to during the Current Period

The nature of external capital requirements is determined by the obligation to maintain certain financial ratios that ensure the compliance of either bank loans or bond payments, which provide guidelines on the adequate capital ranges for compliance with these requirements.

Non-Compliance Consequences, When the Company does not comply with External Requirements

Arauco fulfilled all its external requirements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Key Assumptions for Estimating Uncertainty

Arauco considers it improbable that future uncertainty risks may result in any significant adjustment to book value of assets and liabilities within the next financial period.

Accounting Policies

The accompanying consolidated financial statements as at March 31, 2009 were prepared in accordance with in force IFRS accounting policies, uniformly applied to all items in these Consolidated Financial Statements.

Summary of Significant Accounting Policies

a) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and losses due to corresponding accumulated impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation of assets is determined using the straight-line method to assign their costs or restated amounts to the residual value over the technical estimated useful life.

Depreciation of property, plant and equipment is calculated based on the defined useful life which refers to the years during which the asset is expected to be used.

b) Biological Assets

Arauco uses the discounted future cash flows model to value their forest plantation.

Forest plantations classified as current assets are those that will be harvested and sold in the short term.

c) Functional currency

The items included in the accompanying financial statements of each of Arauco’s entities are valued using the currency of the primary economic environment in which the entity operates (functional currency). The consolidated financial statements are presented in US Dollars, which is the Parent Company’s functional currency and the Holding’s presentation currency.

d) Negative goodwill

Negative goodwill outstanding balances at transition date were adjusted against retained earnings as a consequence of IFRS 3.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

e) Employee Benefit costs

The Company has severance payment obligations. These are paid to some workers according to conditions established within collective or individual contracts.

f) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the average cost method.

The cost of finished goods and work in progress includes design costs, raw materials, direct labor, other direct costs and related production overhead (based on the Company’s normal operating capacity). Interest costs are not included.

Net realizable value is the estimated selling price during the normal course of business, less all applicable variable cost of sales expenses.

g) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in banks, time deposits in financial institutions and other short-term highly liquid investments with a three month or less initial maturity periods.

h) Deferred income tax

Deferred income taxes are calculated based on the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the annual consolidated statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or to be enacted at the balance sheet date and expected to come into effect when the corresponding deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable benefits will be available to compensate temporary differences.

i) Leases

Fixed asset leases in which Arauco holds a significant portion of the risks and rewards of ownership are classified as financial leases. Financial leases are capitalized at commencement of the lease term at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Leases in which the Lessor holds a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

j) Revenue recognition

Arauco recognizes revenue when (i) the income amount can be reliably measured, (ii) it is probable that future economic benefits will flow into the Company and (iii) when specific conditions are met in each of the Group activities.

k) Investments in subsidiaries

Subsidiaries are all entities over which Arauco has the authority of directing their financial and operating policies, and in general when more than half of their voting rights are held.

Arauco applies the acquisition method to recognize the acquisition of subsidiaries. Excess of acquisition cost over the Fair Value for the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

l) Investments in associates

Associates are entities over which the Parent Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by using the equity method and are initially recognized at cost, and book value increases or decreases to recognize the proportion of translation adjustments in the income statement and comprehensive income statements of the period resulting from the financial statements’ conversion into other currencies. The Group’s investment in associates includes purchased goodwill (net of any losses for accumulated impairment).

m) Joint Venture Equity

Joint venture equity is recognized using the equity method or proportional equity method.

n) Earnings per share

As a general matter, the Company expects to maintain its policy on dividends for all future tax periods at approximately 40% of net profits, to be distributed for each tax year. The Company will, however, consider the alternative of a provisional dividend at year-end. The minimum dividend is determined and recognized at the end of each financial period.

o) Provisions

Provisions are recognized when, the Company has a present legal or constructive obligation as a result of past events; it is possible that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

p) Identifiable intangible assets

(a)	Purchased goodwill,

Purchased goodwill represents the excess in acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary/associate at acquisition date.

(b)	Computer Software

Computer software is capitalized based on acquisition costs plus other costs incurred to make it compatible with specific programs. These costs are amortized during the software’s estimated useful life.

(c)	Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable.

q) Financial Instruments

(i)	Financial Assets at fair value through profit or loss

Fair Value Financial Assets with Changes to Income Statement are initially recognized at fair value and transaction costs are recognized within the Income Statements. Subsequently they are recognized at fair value in the income statement.

(ii)	Held-to-maturity investments

These instruments are valued at amortized cost, which is initial cost less capital payments, plus (less) accumulated amortization using the effective rate method on any difference between initial cost and cost at maturity and less any deduction for impairment or bad debt.

(iii)	Loans and receivables

These are recognized at amortized cost using the effective interest rate method, deducting bad debt provision. This value is a reasonable estimate of fair value.

(iv)	Available for sale Financial Assets

Available for sale financial assets are non derivatives that are either designated in the category of financial instruments or not classified in any of the other categories. They are recognized at fair value, and the difference between cost and fair value is directly carried to net equity until the asset is settled.

(v)	Financial Liabilities at Fair Value through Profit or Loss

Valued at fair value, profit (or loss) is recognized in the income statement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(vi)	Financial Liabilities valued at amortized cost

Financial instruments classified under this category are valued at amortized cost using the effective interest rate method.

(vii)	Trade and other payables

These are recognized at amortized cost using the effective interest rate method. This value is a reasonable estimate of fair value.

(viii)	Hedging Instruments

These financial instruments are valued using the discounted cash flow method at a rate in line with the risk involved in the operation.

Consolidation

Arauco’s consolidated financial statements include assets, liabilities, income statements and statement of cash flows.

Unrealized earnings from subsidiary operations have been eliminated from the consolidated financial statements and the participation of the minority has been recorded under minority interest.

Consolidated financial statements for the period January 1, 2009 to March 31, 2009 include subsidiary balances shown in Note 13, Fondo de Inversión Bío Bío balances, and its subsidiary Forestal Río Grande S.A. both of which qualify as Special Purpose Entities.

Some consolidated subsidiaries report legal financial statements in Brazilian Reales and Chilean Pesos. For consolidation purposes, they have been translated as indicated in Note 11.

Disclosure of Management’s judgments when applying the Company’s accounting policies

The preparation of consolidated financial statements in accordance with IFRS requires the application of certain critical accounting estimates. It also requires Management to apply and use its judgment when applying the Company’s accounting policies.

Arauco’s management made certain judgments in applying certain accounting policies, which are stated in each respective note of Property, Plant and Equipment, Biological Assets, Employee Benefits and in the notes on First Adoption of International Financial Reporting Standards.

Disclosure of Capital Issued Information

Subscribed and paid-in Capital amounts to ThU.S.$353,176

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Ordinary Share Capital Types

100% of capital corresponds to ordinary shares

	03-31-2009	12-31-2008
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,152,446
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$ 0.0031211 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$ 353,176
Amount of Share Premium by Type of Ordinary Shares that Constitute Capital	Not Applicable
Amount of Reserves by Type of Ordinary Shares that Constitute Capital	Not Applicable

Rights, Privileges and Restrictions by Type of Capital in Ordinary Shares

Liabilities presented under Obligations with Banks and Financial Institutions and with the Public have certain financial restrictions the Parent Company must comply with; otherwise, debt under these contracts can become payable.

Financial restrictions are the following:

i)       Debt ratio must not exceed 1.2

ii)     Net minimum equity must not be less than US$ 2,500 million.

iii)    Interest hedging index cannot be less than 2.0

At closing date Arauco had complied with the totality of these restrictions.

	03-31-2009	12-31-2008
Number of Shares Issued and Completely Paid by Type of Capital in Ordinary Shares	113,152,446
Number of Shares Issued and Partially Paid by Type of Capital in Ordinary Shares	-
Number of Shares Issued by Type of Capital in Ordinary Shares, Total	113,152,446
Movement in Number of Ordinary Shares Issued and Completely Paid,	03-31-2009	12-31-2008
Number of Issued and Completely Paid, Ordinary Shares, Opening Balance	113,152,446
Number of Shares Issued, Ordinary Shares	-
Number of Shares Paid or Reduced, Ordinary Shares	-
Number of Other Increases (Decreases) in Shares, Ordinary Shares	-
Changes in the Number of Ordinary Shares Issued and Completely Paid, Total	-

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Dividends paid to Ordinary Shares

Amounts of recognized dividends as distribution to shareholders during financial year 2008 and its corresponding amount per share.

Total Dividends, Ordinary Shares, Gross	ThU.S.$315,817
Total Tax on Dividends, Ordinary Shares	-
Total Dividends, Ordinary Shares, Net of Tax	ThU.S.$315,817
Added Number of Shares Issued as Dividends, Ordinary Shares	-

Detail of Paid Dividend, Ordinary Shares	Final Dividend – Interim Dividend
Description of Paid Dividend, Ordinary Shares	Final Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Unlisted Ordinary Shares
Date of Paid Dividend, Ordinary Shares	05-07-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$214,885
Amount of Tax on Dividends, Ordinary Shares	-
Amount of Dividend, Net of Tax, Ordinary Shares	ThU.S.$214,885
Number of Shares Issued as Dividends, Ordinary Shares	-
Number of Shares of which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 1.89907
Tax Rate Applicable to Paid Dividend, Ordinary Share	-

Details of Dividends Paid, Ordinary Shares	Final Dividend – Interim Dividend
Description of Dividends Paid, Ordinary Shares	Interim Dividend
Description of Type of Shares for which there is a Paid Dividend, Ordinary Shares	Ordinary Shares unlisted
Date of Paid Dividend, Ordinary Shares	12-10-08
Amount of Dividend, Ordinary Shares, Gross	ThU.S.$100,932
Amount of Tax on Dividends, Ordinary Shares	-
Amount of Dividend, Net of Tax, Ordinary Shares	ThU.S.$100,932
Number of Shares Issued as Dividends, Ordinary Shares	-
Number of Shares in which Dividends are Paid, Ordinary Shares	113,152,446
Dividend per Share, Ordinary Share	U.S.$ 0.89199
Tax Rate Applicable to Paid Dividend, Ordinary Share	-

For the period between January 1, 2009 and March 31, 2009 there was no dividend distribution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Disclosure of Information on Reserves

A description of the nature and purpose of each reserve within equity.

Nature and Restrictions on Reserves

The only reserve is given by the conversion adjustment and there are no associated restrictions.

Nature and Restrictions on Conversion Reserves

This corresponds to a difference in foreign currency translation as compared to the Group’s subsidiaries, which do not use the US Dollar as functional currency.

Disclosure of other Information

Below are balances of Other Operating Income, Financing Costs and Profit (loss) from the derecognition of non current assets and Equity Profit (loss) from investments accounted for by the Equity Method, as of March 31, 2009 and March 31, 2008, respectively.

	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Types of Other Operating Income
Other Operating Income, Total	45,841	17,464
Interest Income	2,576	4,151
Other Operational Income	43,265	13,313

Types of Financing Costs
Financing Costs, Total	41,550	49,488
Interest Expenses	41,413	49,223
Interest Expenses-Bank loan	41,170	47,947
Interest Expenses, Others	243	1,276
Other Financing Costs	137	265

Types of Profit (Loss) from derecognition of Non Current Asset Accounts and Not Held for Sale
Types of Profit (Loss) from derecognition of Non Current Asset Account and Not Held for Sale, Total	(3,012)	(616)
Profit (Loss) from Derecognition of property, plant and equipment accounts	(17)	145
Profit (Loss) from Derecognition of Biological asset accounts	(2,845)	(761)
Profit (Loss) from Derecognition of Accounts in other non-current assets	(150)	—

Types of Equity Profit (Loss) from Investments accounted for by the Equity Method
Equity Profit (Loss) from investments accounted for by the Equity Method	1,143	927

Equity Profit (Loss) from Associates accounted for by the Equity Method	1,143	927

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS 1)

Disclosure of Information on First Time Adoption of IFRS

The present consolidated financial statements are the first statements prepared in accordance with International Financial Reporting Standards.

To prepare the aforementioned consolidated financial statements in accordance with IFRS 1, all mandatory exemptions and some of the optional exemptions from retrospective application of the IFRS have been applied.

Retrospective exemptions selected by Arauco

(a) Business combination

Arauco has applied the IFRS 1 exemption for business combinations, which allows business combinations prior to the transition date not to be restated. Therefore businesses combinations that took place before the transition date, January 1, 2008, have not been restated.

(b) Appointment of Recognized Financial Asset or Liability before IFRS Adoption Date

IAS 39 (revised) allows a financial instrument to be recognized at initial recognition as a financial asset or a financial liability at its fair value through profit or loss or as available for sale. Despite this requirement, the entity can recognize a financial instrument at the IFRS transition date. Arauco has not reclassified investments as available for sale at the transition date in accordance with IAS 39.

(c) Fair Value or revaluation as deemed cost

At the IFRS transition date the Company chose fair value with regards to property, plant and equipment of its pulp plants for both Arauco and Constitución in Chile, Misiones in Argentina and its panel plants and sawmills in Brazil, and used fair value as the initial historical cost, pursuant to IFRS 1. The fair value of Property, plant and equipment was measured by independent, external appraisal experts who determined new initial historical values, useful life and residual values.

(i)	Fair Value of Property, Plant and Equipment as Deemed Cost

The total amount of appraised assets corresponding to Property, plant and equipment of pulp plants belonging to both Arauco and Constitución in Chile, Misiones in Argentina and its panel production plants and sawmills in Brazil at the transition date was ThU.S.$1,526,822.

(ii)	Book value adjustments in Property, Plant and Equipment according to previous GAAP.

Appraisal adjustments mounted to ThU.S.$800,249

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(d) Employee Benefits

Arauco chose to recognize all accumulated actuarial gains and losses as of January 1, 2008.

(e) Cumulative Translation Differences

This exemption allows voiding all accumulated translation differences that arise as a consequence of converting financial statements of foreign entities, at the IFRS transition date. Consequently, foreign company profits and losses resulting from sales or derecognition after this date will not include translation differences before the transition date, they will only include the ones subsequent to this date.

Arauco made use of this exemption and annulled all accumulated conversion differences before January 1, 2008.

(f) Compound financial instruments

Arauco has not issued any compound financial instruments; therefore this exemption is not applicable.

(g) Subsidiaries, associates and joint ventures with different transition dates. This exemption is not applicable.

(h) Designation of previously recognized financial instruments

IAS 39 (revised) allows a financial instrument to be designated as financial asset or financial liability at fair value through profit and loss or as available for sale on initial recognition. Despite this requirement, the entity can recognize the financial instrument at the IFRS transition date. Arauco has not reclassified any investments as available for sale at the transition date in accordance with IAS 39.

(i) Restoration or Decommissioning Liabilities

As of January 1, 2008, Arauco has no assets or operations for which it could incur in decommissioning costs. Therefore this exemption is not applicable.

(j) Fair Value measurements of financial assets or financial liabilities at initial recognition

Arauco has not applied the exemption stipulated in revised IAS 39 regarding initial recognition at fair value with profit and loss changes for financial instruments where there is no active market. Therefore this exemption is not applicable.

Enforcement date of First Adoption of Financial Statements in accordance with IFRS

The IFRS adoption date is January 1, 2009.

Financial Statements Transition date to IFRS

The transition date to IFRS is January 1, 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Comparative Information for First Time IFRS Adoption

Arauco has considered the year 2008 for comparative purposes in IFRS adoption.

Interim Financial Statements Covered by First Financial Statements in accordance with IFRS

March 31, 2009.

Explanation of IFRS Transition

Reconciliation below quantifies the impact of IFRS transition on Arauco.

Previous GAAP Equity Reconciliation and IFRS Equity at transition date.

1. – Reconciliation Summary of consolidated net equity as at January 1, 2008

	As at 01-01-2008 ThU.S.$	Note
Total net equity according to Chilean Accounting Principles	5,413,797
Property, plant and equipment adjustment	857,087	(1.a	)
Biological Assets adjustment	267,674	(1.b	)
Functional Currency adjustment	37,606	(1.c	)
Negative Goodwill adjustment	99,338	(1.d	)
Employee benefits actuarial value adjustment	8,439	(1.e	)
Minimum Dividend adjustment	(214,936)	(1.f	)
Financial instruments adjustment	(185,232)	(1.g	)
Investments accounted for applying the equity method adjustment	(138)	(1.h	)
Cumulative effect of other minor concepts adjustment	(982)	(1.i	)
Deferred taxes adjustment	(407,549)	(1.j	)
Minority interests adjustment	(83,003)	(1.k	)
Intangible assets adjustment	5,026	(1.l	)
Unrealized earnings adjustment	12,126	(1.m	)

Total net equity according to IFRS	5,809,253

Figures in ThU.S.$

(1.a)	Property, plant and equipment adjustment

(i) Appraisal effect	800,249
(ii) Consolidation of Special Purpose Entity according to IFRS	56,838

Total Adjustment	857,087

(i) The Company applied the fair value as deemed cost exemption to pulp plant land, buildings, equipment and plants owned by both Arauco and Constitución in Chile, Misiones in Argentina, the plant in Curitiba and the sawmill in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(ii) Land owned by the Special Purpose Entity (SPE) that must be consolidated in accordance with IFRS.

(1.b) Biological Assets Adjustments

(i) Consolidation of Special Purpose Entity according to IFRS	101,380
(ii) Fair value adjustment determined by discounted future cash flows	166,294

Biological Asset Total Adjustment	267,674

(i) Forests and plantations owned by the Special Purpose Entity (SPE) that must be consolidated in accordance with IFRS.

(ii) Management established discounted future cash flows as the method to determine the fair value of biological assets, which differs from criteria used under GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and formation costs for biological assets with no harvesting volume.

(1.c) Functional currency adjustment

(i) Property, plant and equipment historical dollar translation to functional currency	41,331
(ii) Exchange rate adjustment to functional currency of subsidiaries in Brazil	(3,725)

37,606

(i) The Company determined that the functional currency for the majority of the Group’s companies is the US dollar, and proceeded to convert all its non-monetary assets and liabilities, particularly those related to Property, plant and equipment, to US dollars, using historical exchange rates at the time of the construction or acquisition of the assets.

(ii) The Brazilian Real was determined to be the functional currency for subsidiaries in Brazil. Under GAAP, these companies used the US dollar as their functional currency. For this reason, subsidiaries in Brazil adjusted their assets, liabilities and equity from Historical US dollars to Historical Reales, reported in US dollars at the closing exchange rate.

(1.d) Negative Goodwill Adjustment

Adjustment against negative goodwill retained earnings	99,338

The balances of negative goodwill at the time of transition were adjusted against retained earnings, as a result of IFRS 3 adoption.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(1.e)    Employee benefits actuarial value adjustment

Employee Benefits actuarial value adjustment	8,439

The Company generates severance payment obligations for termination of service contracts to some workers according to conditions established within collective or individual employee contracts. Such obligation is registered under GAAP using the present value of accrued cost method. Under IAS 19, these severance payments must be registered using the actuarial value method. The difference between these two valuation methods resulted in a lower provision, which was adjusted against retained earnings at the transition date.

(1.f)    Minimum Dividend Adjustment

Minimum Dividend	(214,936)

The Company’s dividend policy establishes a yearly distribution of 40% of net profits. This policy is determined each year at the General Shareholders’ Meeting.

(1.g)    Adjustment to Financial instruments

(i) Derivative instrument valuation adjustment (swap) at fair value	9,750
(ii) Consolidation of IFRS Special Purpose Entity (swap)	(7,007)
(iii) Consolidation of IFRS Special Purpose Entity (loan)	(200,746)
(iv) Brazil Tax provision Present Value adjustment	10,099
(v) Bond obligations adjustment at effective rate	2,672

Financial Instruments Total Adjustments	(185,232)

(i) Derivative instruments are registered as hedging instruments under GAAP, but they do not qualify as such under IFRS. Therefore, they are treated as investment derivative instruments. The amount corresponds to the derivative adjustment at fair value.

(ii) A derivative instrument (swap) owned by the Special Purpose Entity (SPE) must be consolidated under IFRS. This derivative instrument is treated as an investment and is valued at fair value.

(iii) Special Purpose Entity (SPE) bank loans must be consolidated under IFRS.

(iv) Adjustment of Current value liability relates to the Circulation of Goods and Services tax of a subsidiary of Placas do Paraná S.A. in Brazil.

(v) Corresponds to the valuation of bonds issued in US dollars and in U.F. at amortized cost using the effective interest rate method.

(1.h)    Investment adjustments accounted for using the equity method

Adjustment of investment in Stora Enso de Papel S.A.	(138)

Corresponds to the adjustment of investment in Stora Enso de Papel S.A. in Brazil, determined based on the new IFRS equity value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(1.i) Cumulative effect of other minor concepts	(982)

(1.j)    Deferred Tax Adjustment

(i) Consolidation of IFRS Special Purpose Entity	333
(ii) Deferred taxes arising from IFRS Adjustments	(341,50)
(iii) Derecognition of complementary accounts accepted under GAAP	(3,571)
(iv) Unrecognized deferred taxes of Biological Assets before year 2000	(62,808)

Deferred taxes Total Adjustments	(407,549)

(i) Corresponds to Special Purpose Entity (SPE) deferred taxes that must be consolidated under IFRS.

(ii) Corresponds to deferred taxes arising from assets and liability adjustments to IFRS that constitute a temporary difference between the financial and taxable base. The following are the main components:

Deferred tax due to functional currency adjustment of Chilean companies	(7,026)
Deferred taxes due to adjustment to Property, plant and equipment valuation	(287,437)
Deferred taxes due to Biological Assets valuation	(36,048)
Deferred taxes due to derivative instrument (Swap) adjustment to Fair Value	(1,658)
Deferred taxes due to other IFRS adjustments	(9,334)

Total Deferred taxes arising from IFRS adjustments	(341,503)

(iii) Corresponds to derecognition of deferred tax complementary account balances recognized under GAAP. Under IFRS these complementary accounts are not acceptable. Therefore, an adjustment was made against retained earnings at the transition date.

(iv) Corresponds to biological assets deferred taxes equivalent as at December 31, 1999, which under GAAP were exempt of recognition.

(1.k)    Minority interest adjustment

Special Purpose Entity (Fondo de Inversión Bío Bío and affiliate)	(78,960)
Arauco Florestal Arapoti S.A.	(1,138)
Alto Paraná S.A.	8
Forestal Los Lagos S.A.	(2,242)
Forestal Cholguán S.A.	(685)
Forestal Arauco S.A.	14

Minority Interest Total Adjustment	(83,003)

(1.1)    Intangible asset adjustment

Corresponds to water rights for ThU.S.$5,026 activated by Arauco affiliates.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(1.m)    Unrealized Gains

Corresponds to the initial adjustment of unrealized gains for ThU.S.$12,126, determined pursuant to new commercialization margins of forestry companies, as a result of changes in valuation of agricultural products when applying Biological Asset standards stated in IAS 41.

Reconciliation of equity under previous GAAP, and equity under IFRS at the date of the most recent Company annual financial statements under GAAP.

2. - Reconciliation Summary of consolidated net equity at December 31, 2008.

	As at 12-31-2008 ThU.S.$	Note
Total net equity according to Chilean Accounting Principles	5,623,154
Property, plant and equipment Adjustment	919,700	(2.a	)
Biological Assets Adjustment	33,925	(2.b	)
Functional Currency Adjustment	(143,662)	(2.c	)
Negative Goodwill Adjustment	93,345	(2.d	)
Purchased Goodwill Amortization adjustment	193	(2.e	)
Employee Benefits Actuarial Value Adjustment	7,330	(2.f	)
Minimum Dividend Adjustment	(88,492)	(2.g	)
Financial Instruments Adjustment	(169,754)	(2.h	)
Adjustment of accounted investments applying the equity method	(954)	(2.i	)
Cumulative effect of other minor concepts	(2,229)	(2.j	)
Deferred Tax Adjustment	(372,527)	(2.k	)
Minority Interest Adjustment	(52,848)	(2.l	)
Intangible Asset Adjustment	5,026	(2.m	)
Unrealized Earnings Adjustment	10,107	(2.n	)
Inventory Adjustment	(11,206)	(2.o	)
SPE receivables	17,654	(2.p	)

Total net equity according to IFRS	5,868,762

Figures in ThU.S.$

(2.a)    Property, plant and equipment adjustment

(i) Appraisal effect	862,942
(ii) Consolidation of IFRS Special Purpose Entity	56,758

Total Adjustment	919,700

(i) The Company applied fair value as a deemed cost exemption to land, buildings, and plant and equipment of its pulp plants in Arauco and Constitución, Chile, Misiones in Argentina and its panel plants and sawmill in Brazil. Furthermore, changes were made to the useful life of assets, assigning technical useful lives which resulted in lower depreciation for fiscal year 2008 under IFRS standards equivalent of ThU.S.$62.693.

(ii) Corresponds to land owned by the Special Purpose Entity (SPE), which under IFRS must be consolidated.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(2.b)    Biological asset adjustments

(i) Consolidation of IFRS Special Purpose Company	73,759
(ii) Fair value adjustment determined by discounted future cash flows	(39,834)

Biological Assets Total Adjustment	33,925

(i) Corresponds to forests and plantations owned by the Special Purpose Entity (SPE), at December 31, 2008, which must be consolidated under IFRS

(ii) Management established discounted future cash flows as the method to determine the fair value of biological assets, which differs from criteria used under GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and formation costs for biological assets with no harvesting volume.

(2.c)    Functional currency adjustment

(i) Property, plant and equipment translation to historical dollar functional currency	41,331
(ii) Functional currency exchange rate adjustment for subsidiaries in Brazil	(184,993)

(143,662)

(i) The Company determined that the functional currency for the majority of the Group’s companies is the US dollar, and proceeded to convert all of its non-financial assets and liabilities, particularly those corresponding to Property, plant and equipment, to US dollars, using historical exchange rates at the time of asset construction or acquisition of the assets.

(ii) The Brazilian Real was determined to be the functional currency for subsidiaries in Brazil. Under Chilean Accounting Principles the functional currency for these companies was the US dollar. For this reason, subsidiaries in Brazil adjusted their assets, liabilities and equity from historical US dollars to historical Brazilian Reales, reported in US dollar at closing exchange rate. The conversion resulted in a lower equity adjustment at opening balance ThU.S.$3,725. The conversion adjustment for the 2008 financial year, was ThU.S.$181,268. This was due to a strong devaluation of the Brazilian Real against the US dollar during that year.

(2.d)    Negative goodwill adjustment

Negative goodwill balances at the transition date, valued at ThU.S.$99,338 were adjusted against retained earnings, as a result of IFRS 3 adoption. At December 31, 2008 this balance was ThU.S.$93,345, since under Chilean accounting principles an amortization of ThU.S.$5,993 was registered for that tax year.

(2.e)    Purchased goodwill amortization adjustment

This corresponds to derecognition of the amortization of purchased goodwill, valued at ThU.S.$193, since under IFRS this concept is treated as an Intangible Asset which is not amortized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(2.f) Employee	benefits actuarial value adjustment

The Company generates severance payment obligations for termination of service contracts to some workers according to conditions established within collective or individual employee contracts. These obligations were registered under Chilean Accounting Principles using the current value of accrued compensation cost method. Under IAS 19 this compensation must be registered using the actuarial value method. The difference between both valuation methods resulted in a lower provision, ThU.S.$8,439, at January 1, 2008, which was adjusted against retained earnings at transition date. During the 2008 tax year a lower provision ThU.S.$309, was registered against that tax year’s earnings. Also, a higher provision was registered due to the initial impact conversion of affiliates using the Chilean Peso as their functional currency of ThU.S.$1,418.

(2.g)	Minimum dividend adjustment

The Company’s dividend policy establishes a yearly distribution of 40% of net profits. This policy is established each year at the General Shareholders’ Meeting. This resulted in recognizing a lower minimum equity dividend of ThU.S.$88,492 at December 31, 2008.

(2.h)    Financial instrument adjustment

(i) Derivative instrument valuation adjustment (swap) at fair value	6,832
(ii) Consolidation of IFRS Special Purpose Entity (swap)	(14,051)
(iii) Consolidation of IFRS Special Purpose Entity (loan)	(173,627)
(iv) Brazil Tax provision Present Value adjustment	9,011
(v) Bond obligations adjustment at effective rate	2,081

Financial Instruments Total Adjustment	(169,754)

(i) Derivative instrument used as hedging instrument under Chilean Accounting Principles, but that does not qualify as such under IFRS standards. Therefore it is treated as an investment derivative instrument. The amount corresponds to the derivative adjustment to fair value.

(ii) Derivative instrument (swap) owned by Special Purpose Entity (SPE), which under IFRS must be consolidated. This derivative instrument is treated as an investment and is valued at fair value.

(iii) Corresponds to Special Purpose Entity (SPE) bank loans, which under IFRS must be consolidated.

(iv) Current value liability adjustment corresponding to the Circulation of Goods and Services tax of Placas do Paraná S.A.’s subsidiary in Brazil.

(v) Corresponds to the valuation of bonds issued in US dollars and in U.F. at amortized cost using the effective interest rate method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(2.i)    Investment adjustments accounted for using the equity method

Corresponds to the adjustment of investments in the subsidiary companies Stora Enso Industria de Papel S.A. in Brazil for ThU.S.($1,516) and EKA Chile S.A., in Chile, of ThU.S.$562, calculated based on the new IFRS equity value.

(2.j)    Accumulated effect of other minor concepts

Other immaterial adjustments arising from the application of IFRS standards that affect the Company’s net equity.

(2.k)    Deferred tax adjustment

(i) Consolidation of IFRS qualifying Special Purpose Entity	2,515
(ii) Deferred taxes arising from IFRS Adjustments	(303,397)
(iii) Derecognition of complementary accounts accepted under GAAP	(3,009)
(iv) Unregistered deferred taxes of Biological Assets before year 2000	(68,636)

Deferred Taxes Total Adjustment	(372,527)

(i) Corresponds to the Special Purpose Entity (SPE) deferred taxes, which according to IFRS must be consolidated.

(ii) Corresponds to deferred taxes arising from assets and liabilities adjustments to IFRS, which constitute a temporary difference between financial basis and taxable basis. The main components are the following:

Deferred tax adjustment to functional currency for Chilean companies	(7,026)
Deferred taxes for adjustment to Property, plant and equipment valuation	(294,135)
Deferred taxes for Biological Assets valuation	2,011
Deferred taxes for derivative instrument (Swap) adjustment at fair value	(1,161)
Deferred taxes for other IFRS adjustments	(3,086)

Total deferred taxes arising from IFRS adjustments	(303,397)

(iii) Corresponds to the derecognition of deferred tax complementary account balances recognized under GAAP. Under IFRS these complementary accounts are not acceptable. Therefore, they were adjusted against retained earnings at the transition date.

(iv) Corresponds to deferred taxes equivalent to those of biological assets in effect at December 31, 1999, which under GAAP, were exempt of recognition.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(2.l)    Minority interest adjustment

Special Purpose Entity (Fondo de Inversión Bío Bío and subsidiary)	(62,368)
Arauco Florestal Arapoti S.A.	12,231
Alto Paraná S.A.	1
Forestal Los Lagos S.A.	(2,323)
Forestal Cholguán S.A.	(489)
Forestal Arauco S.A.	100

Minority Interest Total Adjustment	(52,848)

(2.m)    Intangible assets adjustment

Corresponds to water rights for ThU.S.$5,026 activated by Arauco subsidiaries.

(2.n)    Unrealized earnings adjustment

Corresponds to the adjustment of unrealized earnings amounting ThU.S.$10,107, determined by the new commercialization margins of forestry companies, as a result of changes in valuation of agricultural products when applying Biological Asset standards established in IAS 41.

(2.o)    Inventory adjustment

Correspond to adjustments to inventory value at December 31, 2008, according to new production costs under IFRS standards. These are a result of changes in depreciation, determined by Property, plant and equipment values, which include valuation changes due to translation to historical dollar, changes in valuations as well as changes in estimated useful life. Also, as a result of changes in the price of wood, where wood inventories are valued at appraisal value (valuation of agriculture products under IAS 41). Under Chilean Accounting Principles cost only included historical cost, known as real incurred cost.

(2.p)    Special Purpose Entity trade receivable adjustment

Special Purpose Entity (SPE) trade receivables, which must be consolidated under IFRS.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation between last reported financial results under previous GAAP corresponding to the entity’s previous most recent annual financial statement and the financial results under IFRS for the same period.

3.    Summary of reconciliation of Net Income for tax period ended December 31, 2008.

	As at 12-31-008 ThU.S.$	Note
Total Net Income under Chilean GAAP	478,746
Depreciation changes of property, plant and equipment adjustment	44,781	3.a	)
Valuation of agricultural products at fair value adjustment	(167,051)	3.b	)
Valuations of biological assets at fair value adjustment	83,782	3.c	)
Affiliate earnings translation to functional currency different to the dollar adjustment	(24,886)	3.d	)
Amortization of negative goodwill investments adjustment	(5,993)	3.e	)
Amortization of goodwill investments adjustment	193	3.f	)
Derivative instrument valuation (swap) to fair value adjustment	(2,918)	3.g	)
Employee benefits actuarial value adjustment	(1,073)	3.h	)
Placement cost adjustment	(591)	3.i	)
Investment in associates adjustment	(1,378)	3.j	)
Unrealized earnings adjustment associates	(2,019)	3.k	)
Earnings from non current asset sales adjustment	(704)	3.l	)
Consolidated net income of Special Purpose Entity adjustment	333	3.m	)
Deferred taxes as a result of IFRS adjustment	13,398	3.n	)
Minority interests adjustment	(5,014)	3.o	)
Effect of other non-material adjustment	(2,551)	3.p	)

Total Net Income under IFRS	407,055

Figures in ThU.S.$

(3.a)    Depreciation changes to Property, Plant and equipment adjustments under IFRS

Corresponds to adjustments in tax year depreciation, determined by Property, plant and equipment values under IFRS, which include changes in valuation due to translation to historical dollar and appraisals as well as changes in estimated useful life.

(3.b)    Valuation of Agricultural Products at Fair Value Adjustment

Corresponds to the higher cost of wood as a result valuing wood stock at its appraisal value (agriculture product valuation under

IAS 41). For Chilean Accounting Principles purposes this cost only included the historical cost, known as the incurred real cost.

(3.c)    Valuation of Biological Assets at Fair Value adjustment

Corresponds to biological assets fair value adjustment for the tax year, determined by appraisal criteria stated in Note 21.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(3.d)    Subsidiary earnings translation to functional currency different to the dollar adjustment

(i) Derecognition of price level restatements for subsidiaries in Chile adjustment	2,231
(ii) Exchange rate differences arising from changes in functional currency of subsidiaries in Brazil adjustment	(27,117)

Total impact—Exchange rate increase	(24,886)

(i) Corresponds to the elimination of price-level-restatements under Chilean GAAP applicable to Chilean subsidiaries whose functional currency is the Chilean peso. Under IFRS price-level-restatement mechanisms apply only to hyperinflationary economies. Not applicable to these companies.

(ii) Corresponds to exchange rate differences arising from Brazilian subsidiaries that changed their functional currency from US dollars to the Brazilian Real, meaning that under IFRS these subsidiaries generate exchange rate differences for holding assets and liabilities in currencies other than the Brazilian Real.

(3.e)    Amortization of investments Negative Goodwill adjustment

Corresponds to the derecognition of the amortization of investment’s Negative Goodwill, as Negative Goodwil investment balance was completely adjusted at initial impact against retained earnings; and therefore under IFRS this amortization does not exist.

(3.f)    Amortization of investments Goodwill adjustment

Corresponds to the derecognition of the amortization investment’s Goodwill, as under IFRS the goodwill or purchased goodwill is not amortized.

(3.g)    Derivative instrument (swap) valuation at fair value adjustment

Corresponds to the adjustment at fair value of derivative instruments treated as hedging under Chilean Accounting Principles, but which do not qualify as such under IFRS. Therefore, they are treated as investment derivative instruments that, under IFRS, must be valued at fair value.

(3.h)    Employee Benefits Actuarial Value adjustment

The Company generates severance payment obligations for termination of service contracts to some workers according to conditions established within collective or individual personnel contracts. These obligations were registered under Chilean Accounting Principles using the current value of accrued compensation cost method. Under IAS 19 this benefit must be registered using the actuarial value method.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(3.i)    Placement costs adjustment

(i) Adjustment of amortization of re-purchasing costs of bonds registered as placement costs	(342)
(ii) Interest adjustment for applying effective rate over a liability at current value	(249)

Placement Costs Total adjustment	(591)

(i) Corresponds to the reverse amortization of placement costs, which for IFRS purposes were adjusted at the beginning. Therefore, the amortization registered under Chilean GAAP must be reversed.

(ii) Corresponds to accrued interests as a result of applying the effective rate over registered placement costs, adjusting financial liabilities at the beginning under IFRS. Under Chilean GAAP placement costs were amortized on a straight-line basis over the enforcement period of the bonds obligations.

(3.j)    Investment in Associate adjustment Stora Enso Industria de Papel S.A.

Correspond to earnings adjustment of associate company Stora Enso Industria Papel S.A. in Brazil, in terms of the new earnings under IFRS.

(3.k)    Unrealized Earnings adjustment-associates

Corresponds to the adjustment of unrealized earnings for 2008 tax year, amounting ThU.S.$2,019, determined by new commercialization margins of forest companies, as a result of valuation changes of agricultural products from applying the Biological Assets standards established in IAS 41.

(3.l)    Income resulting from the sale of biological Assets and Property, plant and equipment

Corresponds to the adjustment due to the restatement of earnings as a result of the sale or derecognition of non-current assets under IFRS values determined at converging date, which included changes to valuation for translations to historical dollar, appraisals and changes in estimated useful life.

(3.m)    Consolidated net income of Special Purpose Entity

Corresponds to Special Purpose Entity (SPE) net income, which under IFRS must be consolidated, even when the company holds no equity.

(3.n)    Deferred taxes Adjustment

(i) Derecognition of amortization of complementary accounts adjustment	575
(ii) Deferred tax arising from IFRS adjustments	12,823

Total impact of deferred tax	13,398

(i) Corresponds to the derecognition of deferred tax complementary accounts amortization, given that the total balance was initially adjusted against retained earnings. This amortization does not exist under IFRS.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(ii)  Corresponds to deferred tax adjustments arising from IFRS adjustments registered within the tax year.

(3.o)    Minority Interests Adjustment

Special Purpose Entity (Fondo de Inversión Bío Bío)	(333)
Arauco Florestal Arapoti S.A.	(3,424)
Forestal Los Lagos S.A.	(1,177)
Forestal Cholguán S.A.	(138)
Forestal Arauco S.A.	58

Minority Interests Total Adjustment	(5,014)

(3.p)    Effect of other minor adjustments

Corresponds to other minor adjustments that affect the company’s net income, as a result of applying IFRS.

Equity Reconciliation under previous GAAP and Equity under IFRS at reporting period date

4.    Summary of consolidated net equity reconciliation at March 31, 2008.

	At 03-31-2008 ThU.S.$	Note
Total net equity according to Chilean Accounting Principles	5,574,561
Property, plant and equipment adjustment	873,254	(4.a)
Biological Assets adjustment	263,883	(4.b)
Functional currency adjustment	43,112	(4.c)
Negative goodwill adjustment	97,897	(4.d)
Amortization of purchased goodwill adjustment	46	(4.e)
Employee benefits actuarial value adjustment	9,565	(4.f)
Minimum Dividend adjustment	(289,335)	(4.g)
Financial instruments adjustment	(183,445)	(4.h)
Accounted investments applying equity method adjustment	(138)	(4.i)
Cumulative effect of other minor concepts	1,451	(4.j)
Deferred taxes adjustment	(402,815)	(4.k)
Minority interests adjustment	(80,836)	(4.l)
Intangible assets adjustment	5,026	(4.m)
Unrealized earnings adjustment	12,126	(4.n)
Inventory adjustment	(2,733)	(4.o)
SPE receivables	19,199	(4.p)

Total net equity under IFRS	5,940,818

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Figures in ThU.S.$

(4.a)    Property, plant and equipment adjustment

(i) Appraisal effect	816,531
(ii) Consolidation of Special Purpose Entity under IFRS	56,723

Total Adjustment	873,254

(i) The Company applied fair value as deemed cost exemption to land, buildings, and plant and equipment of its pulp plants in Arauco and Constitución, Chile, Misiones in Argentina and its panel plants and sawmill in Brazil. Furthermore, changes were made to the useful life of assets, assigning technical useful lives, which resulted in lower depreciation for the fiscal year 2008 under IFRS standards equivalent to ThU.S.$16,282.

(ii) Corresponds to land owned by the Special Purpose Entity (SPE), which under IFRS must be consolidated.

(4.b)    Biological Assets adjustment

(i) Consolidation of Special Purpose Entity under IFRS.	83,713
(ii) Fair value adjustment determined in terms of discounted future cash flows	180,170

Biological Assets Total Adjustment	263,883

(i) Correspond to forests and plantations owned by the Special Purpose Entity (SPE) as of March 31, 2008, which under IFRS must be consolidated.

(ii) Management established discounted future cash flows as the method to determine the fair value of biological assets, which differs from criteria used under GAAP where biological assets were valued using standard commercial margins for forests with harvesting volume and formation costs for biological assets with no harvesting volume.

(4.c)    Functional currency adjustment

(i) Property, plant and equipment translation to historical dollar functional currency	41,331
(ii) Functional currency exchange rate adjustment for subsidiaries in Brazil	1,781

43,112

(i) The Company determined that the functional currency for the majority of the Group’s companies is the US dollar, and proceeded to convert all of its non-monetary assets and liabilities, particularly those related to Property, plant and equipment, to US dollars, using historical exchange rates at the time of the construction or acquisition of the assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(ii) The Brazilian Real was determined to be the functional currency for subsidiaries in Brazil. Under Chilean Accounting Principles the functional currency for these companies was the US dollar. For this reason, subsidiaries in Brazil adjusted their assets, liabilities and equity from historical US dollars to historical Reales, reported in US dollar at closing exchange rate. The conversion resulted in a lower equity adjustment at opening balance ThU.S.$3,725. The conversion adjustment at March 2008 amounted to ThU.S.$5.506 which resulted in an increase in equity. This is due to the revaluation of the Brazilian Real against the US dollar during the period.

(4.d)    Negative Goodwill adjustment

Higher investment value balances (negative goodwill) at the transition date for ThU.S.$99.338 were adjusted against retained earnings as a consequence of IFRS 3 adoption. As at 12/31/2008 this balance was ThU.S.$97,897, since under Chilean accounting principles an amortization of ThU.S.$1,441 was registered for that tax year.

(4.e)    Purchased goodwill amortization adjustment

Corresponds to the derecognition of the amortization of the lower investment value (purchased goodwill) for ThU.S.$46, since under IFRS this concept is treated as an Intangible Asset which is not amortized.

(4.f)    Employee Benefits actuarial value adjustment

The Company generates obligations for termination of service contract compensation to some workers pursuant to the stipulations of the collective or individual personnel contracts. These obligations were registered under GAAP using the current value of accrued cost method. Under IAS 19, these payments must be registered using the actuarial value method. The difference between both valuation methods resulted in a lower provision as of January 1,2008, ThU.S.$8,439, which was adjusted against retained earnings at the transition date. During the period January to March 2008 a higher provision of ThU.S.$198 was registered against that tax year’s earnings, as well as resulting in a lower provision from initial impact conversion for subsidiaries with Chilean pesos as their functional currency for ThU.S.$1,324.

(4.g)    Minimum Dividend adjustment

The Company has a dividend policy to distribute 40% of net profits annually. This policy is determined each year at the General Shareholders’ Meeting. This implied recognition as of December 31, 2008 of a lower minimum equity dividend of ThU.S.$214,936 corresponds to earnings for the tax year 2007 and ThU.S.$74,399 as profit provision in 2008.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(4.h)    Financial instruments adjustment

(i) Derivative instrument valuation adjustment (swap) at fair value	9,604
(ii) Consolidation of IFRS qualifying Special Purpose Entity (swap)	(12,527)
(iii) Consolidation of IFRS qualifying Special Purpose Entity (loan)	(192,615)
(iv) Brazil Tax provision Current Value adjustment	9,569
(v) Effective rate bond obligations adjustment	2,524

Financial Instruments Total Adjustment	(183,445)

(i) Derivative instrument used as hedging under Chilean Accounting Principles, but which does not qualify as such under IFRS. It is therefore treated as an investment derivative instrument. The amount corresponds to derivative adjustment at fair value.

(ii) Corresponds to derivative instrument (swap) owned by the Special Purpose Entity (SPE), which under IFRS must be consolidated. This derivative instrument is treated as an investment and it is valued at fair value.

(iii) Corresponds to the Special Purpose Entity bank loan balance as of December 31, 2008, which under IFRS must be consolidated.

(iv) Corresponds to the current value adjustment of liability of Circulation of Goods and Services tax that the subsidiary Placas do Paraná S.A. has in Brazil.

(v) Corresponds to the valuation of bonds issued in US dollars and in U.F. at amortized cost using the effective interest rate method.

(4.i)    Accounted Investment applying the Equity Method adjustment

Corresponds to the adjustment of investment in subsidiary Stora Enso Industria de Papel S.A. in Brazil for ThU.S.$ (138), determined in terms of its new equity under IFRS.

(4.j)    Accumulated Effect of Other Minor Concepts

Correspond to other minor adjustments due to the application of IFRS, affecting the Company’s net equity.

(4.k)    Deferred tax adjustment

(i) Consolidation of IFRS Special Purpose Entity	1,272
(ii) Deferred taxes arising from IFRS Adjustments	(336,592)
(iii) Derecognition of complementary accounts accepted under GAAP	(3,229)
(iv) Unregistered Deferred Taxes of Biological assets before year 2000	(64,266)

Deferred Taxes Total Adjustment	(402,815)

(i) Corresponds to Special Purpose Entity (SPE) deferred taxes, which under IFRS must be consolidated.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(ii) Corresponds to deferred taxes arising from assets and liability adjustments to IFRS, which constitute a temporary difference between the financial and taxable basis. The main concepts are the following:

Deferred taxes for Chilean companies functional currency adjustment	(7,026)
Deferred taxes for appraisal adjustment to Property, plant and equipments	(289,381)
Deferred taxes for appraisal adjustment to Biological Assets	(34,305)
Deferred taxes for derivative instrument (Swap) adjustment at fair value	(1,633)
Deferred taxes for other IFRS adjustments	(4,247)

Total deferred taxes arising from IFRS adjustments	(336,592)

(iii) Corresponds to the derecognition of complementary account balances of deferred taxes recognized under GAAP. Under IFRS these complementary accounts are not acceptable; therefore they were adjusted against retained earnings at transition date.

(iv) Corresponds to deferred taxes equivalent to those of the in effect biological assets as of December 31,1999, which under GAAP, were exempt from registration.

(4.1)    Minority interest adjustment

Special Purpose Entity (Fondo de Inversión Bío Bío and subsidiary)	(75,738)
Arauco Florestal Arapoti S.A.	(1,752)
Alto Paraná S.A.	8
Forestal Los Lagos S.A.	(2,590)
Forestal Cholguán S.A.	(754)
Forestal Arauco S.A.	(10)

Minority Interest Total Adjustment	(80,836)

(4.m)    Intangible assets adjustment

Corresponds to water rights of Arauco’s subsidiaries in the amount of ThU.S.$5,026.

(4.n)    Unrealized Earnings adjustment

Corresponds to adjustment of unrealized earnings for ThU.S.$12,126, determined pursuant to new commercialization margins of forest companies, as a result of changes in the valuation of agricultural products as applied to Biological Assets established under IAS 41.

(4.o)    Inventory adjustment

Corresponds to adjustments to the inventory value at March 31, 2008 pursuant to new production costs under IFRS, resulting from changes in tax year depreciation, determined by Property, plant and equipment values, which include changes in the valuation for historical dollar conversion and appraisals, and changes in estimated useful life, and for changes in wood prices as a result of valuation of wood stock at appraisal value (agriculture products valuation under IAS 41). For Chilean Accounting Principles purposes this cost only included the historical cost, known as incurred real cost.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(4.p)	Special Purpose Entity Receivables Adjustment

Corresponds to Special Purpose Entity receivables, which under IFRS must be consolidated.

Net Income Reconciliation under previous GAAP and Net Income under IFRS at reporting period date

5. Summary of reconciled Net Income for tax period ended December 31, 2008.

	As at 03-31-2008 ThU.S.$	Note
Total Net Income under Chilean accounting principles	187,439
Depreciation of Property, plant and equipment adjustment	10,276	5.a	)
Valuation of agricultural products at fair value adjustment	(26,464)	5.b	)
Valuation of Biological Assets at fair value adjustment	9,568	5.c	)
Subsidiary earnings conversion of functional currency different to the dollar adjustment	3,636	5.d	)
Amortization of Negative Goodwill Investment Value adjustment	(1,441)	5.e	)
Amortization Goodwill Investment Value	46	5.f	)
Derivative instrument (swap) valuation at fair value adjustment	(146)	5.g	)
Employee benefits actuarial value adjustment	1,037	5.h	)
Placement Cost adjustment	(148)	5.i	)
Sales of non current assets adjustment	(336)	5.j	)
Consolidated net income of Special Purpose Entity adjustment	1,394	5.k	)
Deferred Tax Adjustment for IFRS conversion	3,802	5.l	)
Minority Interests adjustment	(1,678)	5.m	)
Effect of other minor adjustments	84	5.n	)

Total Net Income under IFRS	187,069

Figures in ThU.S.$

(5.a)	Depreciation changes to Property, Plant and Equipment adjustment

Corresponds to adjustments in tax year depreciation, determined by Property, plant and equipment values under IFRS, which include changes in the valuation due to translation to historical dollar and appraisals as well as changes in estimated useful life.

(5.b)	Valuation of Agricultural Products at Fair Value adjustment

Corresponds to higher wood prices as a result of valuation of wood inventories at appraisal value (agriculture products valuation under IAS 41). For Chilean Accounting Principles purposes this cost only included the historical cost, known as the incurred real cost.

(5.c)	Valuation of Biological Assets at Fair Value adjustment

Corresponds to biological assets fair value adjustment for the tax year, determined according to appraisal criteria stated in Note 21.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(5.d) Subsidiary earnings conversion of functional currency different to the dollar adjustment

(i) Derecognition of currency correction of subsidiaries in Chile adjustment	50
(ii) Exchange rate for functional currency change in subsidiaries in Brazil adjustment	3,586

Total impact—Exchange rate increase	3,636

(i) Corresponds to the derecognition of currency correction determined under Chilean Accounting Principles for Chilean subsidiaries whose functional currency is the Chilean peso. Under IFRS, currency correcting mechanisms only apply to hyperinflationary economies not applicable to these companies.

(ii) Corresponds to the conversion difference of Brazilian subsidiaries that changed their functional currency from US dollars to Brazilian Reals. This implies that under IFRS these subsidiaries generate conversion difference for holding assets and liabilities in currencies different from Brazilian Reals.

(5.e)	Negative Goodwill Value Amortization adjustment

Corresponds to the elimination of the amortization to the highest investment value, due to the adjusting in initial impact of all the highest investment value balance against accumulated earnings given that this amortization does not exist under IFRS.

(5.f)	Goodwill Value Amortization adjustment

Corresponds to the derecognition of amortization to the lower investment value, given that under IFRS the lower investment value or purchased goodwill is not amortized.

(5.g)	Derivative instrument (swap) valuation at Fair Value adjustment

Corresponds to the adjustment at fair value of derivative instruments treated as hedging instruments under Chilean Accounting Principles, but which do not qualify as such under IFRS, and therefore are treated as investment derivative instruments, which, under IFRS, must be valued at fair value.

(5.h)	Employee Benefits Actuarial Value adjustment

The Company generates obligations for termination of service contract compensation to some workers pursuant to the stipulations of the collective or individual personnel contracts. These obligations were registered under Chilean Accounting Principles using the current value of accrued cost method. Under IAS 19, these payments must be registered using the actuarial value method.

(5.i)	Placement costs adjustment

(i) Adjustment of repurchase amortization costs of bonds registered as placement costs	(86)
(ii) Adjustment of interest for applying effective rate over liability at current value	(62)

Placement costs Total adjustment	(148)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

(i) Corresponds to the reverse of amortization of placement costs, which for IFRS purposes were adjusted at initiation. Therefore, amortization registered under Chilean accounting principles must be reversed

(ii) Corresponds to accrued interests for the application of effective rate over placement costs that were registered adjusting financial liabilities at initiation under IFRS. Under Chilean Accounting principles placement costs were amortized using the straight-line method during the enforcement period of the bond obligations which originated them.

(5.j)	Adjustment to income resulting from sale of biological Assets and Property, plant and equipment

Corresponds to the adjustment due to the restatement of earnings as a result of the sale or derecognition of non-current assets under IFRS values determined at converging date, which included valuation changes due to translations to historical dollar, appraisals and changes in estimated useful life.

(5.k)	Consolidation of Special Purpose Entity net income adjustment

Corresponds to Special Purpose Entity (SPE) net income, which under IFRS must be consolidated, even when the company holds no equity.

(5.l)	Deferred taxes Adjustment

(i) Adjustment for derecognition of amortization of complementary accounts	290
(ii) Adjustment for deferred tax arising from IFRS adjustments	3,512

Total impact deferred tax	3,802

(i) Corresponds to the derecognition of deferred tax complementary accounts amortization, given that the total balance was initially adjusted against retained earnings. This amortization does not exist under IFRS.

(ii) Corresponds to deferred tax adjustments arising from IFRS adjustments registered within the tax year.

(5.m)	Minority Interests Adjustment

Special Purpose Entity (Fondo de Inversión Bío Bío)	(1,394)
Arauco Florestal Arapoti S.A.	61
Forestal Los Lagos S.A.	(313)
Forestal Cholguán S.A.	(36)
Forestal Arauco S.A.	4

Minority Interests Total Adjustment	(1,678)

(5.n)	Effect of other minor adjustment

Corresponds to other minor adjustments, which as a result of IFRS application, affect the Company’s net income.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Statement of Cash Flow, effect of the transition to IFRS for the last period of the Company’s most recent annual financial statements and its cash and cash equivalents under IFRS for the same period.

As at 03-31-2008 (ThU.S.$)
Total Net Cash Flow Statement according to Chilean accounting principles	343,838
Net Cash Flow of (Used in):
Operating	(1,884)
Other Operating Activities	(3,460)
Operating Activities	(5,344)
Investing Activities	17,488
Financing Activities	(11,100)
Net Increase (Decrease) in Cash and Cash Equivalents	1,044
Cash and Cash Equivalent Initial Balance	609

Cash and Cash Equivalents, Reported in the Cash Flow Statement, Closing Balance	345,491

Cash Flow Statements of Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A., were incorporated. All Forestry sales performed by Forestal Río Grande S.A. to the Group’s forest companies were eliminated in Arauco’s consolidation.

Disclosure of Impairment Value Recognition or Reversal due to Adoption

There are no impairment provisions to report at the transition date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3.    INVENTORIES (IAS 2)

Inventory Policy

Inventory Measurement Policy

Inventories are stated at the lower of cost or net realizable value. The cost is determined using the average cost method.

Formula to determine inventory costs

Cost of finished goods and work-in-progress include design costs, raw material, direct labor, other direct costs and general manufacturing expenses (based on normal operating capacity). Interest costs are not included.

The net realizable value is the estimated selling price in the ordinary course of business, less applicable variable sales costs.

Principal Components of Inventory	03/31/2009 ThU.S.$	03/31/2008 ThU.S.$
Raw Material	97,122	89,250
Production Supplies	42,711	45,090
Work in progress	36,211	38,610
Finished goods	452,639	448,979
Other Inventories	62,214	77,483

Total Inventories	690,897	699,412

Inventories at Fair Value less Selling Costs

At current Financial Statement date, goods have been valued at cost.

Inventory Discounts

At current Financial Statements date there are no significant write-offs to report.

Reversion of Inventory Discounts

At current Financial Statement date, there are no reversions to report.

Circumstances that lead to Reverses of Inventory Discounts

There are no Inventory Deduction reverses.

Inventory Costs Recognized as Expenditure during the Period

As of March 31, 2009, a provision increase of ThU.S.$150 was recognized as compared to ThU.S.$150 at March 31, 2008.

Explanation of Pledged Inventories as a Debt Fulfillment Guarantee

At current Financial Statements date, there are no Pledged Inventories to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4.	CASH FLOW STATEMENT (IAS 7)

Cash and cash equivalents include cash on hand, in banks, fixed term deposits in financial institutions and other short term highly liquid investments with an initial maturity period of three months or less.

Components of Cash and Cash Equivalents	03/31/2009 ThU.S.$	12/31/2008 ThU.S.$
Cash on Hand	164	147
Banks	54,500	18,515
Short term Deposits	110,210	72,198
Other Cash and Cash Equivalents	16,519	17,172

Total	181,393	108,032

Reconciliation of Cash and Cash Equivalents
Bank Overdraft used for Cash Management	0	0
Other Reconciliation Items, Cash and Cash Equivalents	181,479	59,255
Reconciliation of Cash and Cash Equivalent Items, Total	181,479	59,255
Cash and Cash Equivalents	181,393	108,032

Cash and Cash Equivalents, Reported in the Cash Flow Statement	362,872	167,287

As at March 31, 2009, and December 31, 2008, there were no purchases or sales of investment in subsidiaries to report.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5.	ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES (IAS 8)

Changes in Accounting Policies

Accounting policies adopted in the preparation of these consolidated financial statements are as required by IFRS 1. These policies have been designed in accordance with IFRS in effect as at March 31, 2009 and applied uniformly to all items presented in these consolidated financial statements.

Changes in the Treatment of Accounting Policy

The current consolidated financial statements of Arauco at March 31, 2009 are the Group’s first financial statements prepared under International Financial Reporting Standards (IFRS). The Group’s previous financial statements were prepared according to Generally Accepted Accounting Principles in Chile.

Standards adopted by the Group in Advance

IFRS 8, Operative Segments (applied from January 1, 2009).

IAS 23 (Revised), Financial costs – Review of financial interests according to recognition as capitalization or expenditure (applied from January 1, 2009).

IAS 27 (Revised), Consolidated and individual financial statements – Modifications arising from changes in IAS 3 (applied from July 1, 2009).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6.  TAXES (IAS 12)

Deferred income taxes are calculated based on the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the annual consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction does not affect accounting or taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or to be enacted at the balance sheet date and expected to come into effect when the corresponding deferred income tax asset is realized or the liability deferred income tax is settled.

Deferred Taxes Assets

Deferred income tax assets are recognized to the extent that it is probable that future tax benefits will be available to compensate for timing differences.

The following table details deferred tax assets:

Deferred Tax Assets	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Deferred Tax Assets Relative to Provisions	20,974	14,414
Deferred Tax Assets Relative to Post-Employment obligations	1,884	3,651
Deferred Tax Assets Relative to Restatement of Property, Plant and equipment	100	671
Deferred Tax Assets Relative to Financial Instruments Restatements	3,038	2,389
Deferred Tax Assets Relative to Tax Losses	40,549	36,913
Deferred Tax Assets Relative to Others	22,458	28,367

Deferred Tax Assets Total	89,003	86,405

Nature and Tax Loss during Previous and Present Period

At present financial statement date some of Arauco’s subsidiaries show tax losses of ThU.S.$ 187,471 as compared to ThU.S.$ 179,981 as at December 31, 2008 originated mainly due to operational and financial losses.

Deferred Tax Liability

Correspond to income tax amounts payable in future periods related to taxable temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following table details deferred tax liabilities:

Deferred Tax Liabilities	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Deferred Tax Liabilities Relative to Depreciations	362,015	338,731
Deferred Tax Liabilities Relative to Provisions	1,486	1,532
Deferred Tax Liabilities Relative to Post-Employment benefits	61	35
Deferred Tax Liabilities Relative to Restated Property, Plant and equipment	310,962	299,045
Deferred Tax Liabilities Relative to Intangible Asset Restatements	701	855
Deferred Tax Liabilities Relative to Financial Instrument restatement	2,328	2,648
Deferred Tax Liabilities Relative to Others	438,384	448,053

Deferred Tax Liabilities Total	1,115,937	1,090,899

Temporary Differences

The following tables summarizes current asset and liability timing differences:

	03-31-2009		12-31-2008
Detail of Types of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	48,454	—	49,492	—
Tax Loss	40,549	—	36,913	—
Deferred Tax Liabilities	—	1,115,937	—	1,090,899

	03-31-2009	03-31-2008
Detail of Temporary Difference Profit and Loss Amounts	ThU.S.$	ThU.S.$
Deferred Tax Assets	605	(4,753)
Tax Loss	(2,079)	(3,213)
Deferred Tax Liabilities	21,139	18,984

Total	19,665	11,018

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Income Tax Expenditure (Income)

Income Tax Expenditure consists of the following:

Expense due to Current Income Taxes on Earnings	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Current Income Tax Expense	(9,309)	37,039
Tax Benefit Arising from Unrecognized Tax Assets previously used to Reduce Tax Expense	(3,037)	(2,484)
Previous Period Current Tax Adjustments	(231)	—
Other Current Tax Expenses	68	20

Current Tax Expenses, Net, Total	(12,509)	34,575

Deferred Expense (Income) from Taxes Relative to the Creation and Reversion of Temporary Differences	21,836	13,772
Tax Benefit Arising from Unrecognized Tax Assets Previously used to reduce Expenses due to Deferred Taxes	(2,079)	(3,213)
Other Deferred Tax Expenses	(92)	459
Deferred Tax Expenses, Net, Total	19,655	11,018

Expense (Income) due to Income Tax Total	7,156	45,593

Income Tax Expenditure Reconciliation using the Effective Rate method

Income tax expenditure reconciliation is as follows:

Reconciliation of Tax Expenses using the Legal Rate with Tax Expenses using the Effective Rate	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Tax Expense Using Legal Rate	3,628	39,963
Tax Effect of Rates in Other Jurisdictions	3,334	7,666
Tax Effect of Non Taxable Ordinary Income	—	(549)
Tax Effect of Non Tax Deductible Expenses	210	—
Tax Effect from Using Previously Unrecognized Tax Losses	—	(454)
Tax Effect of Excess Tax for Previous Periods	(231)	—
Other Increases (Decreases) Legal Taxes	215	(1,033)
Adjustment to Tax Expense using the Legal Rate, Total	3,528	5,630

Tax Expenses Using the Effective Rate	7,156	45,593

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7.  PROPERTY, PLANT AND EQUIPMENT (IAS 16)

Property, plant and equipment measuring basis

Fixed assets are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes all expenditure directly attributable to goods acquisition.

Land measurement basis

Fixed assets are stated at historical cost less corresponding accumulated impairment losses. Historical cost includes expenditure directly attributable to goods acquisition.

Property, plant and equipment measurement basis (except land)

Fixed assets are stated at historical cost less depreciation and accumulated impairment losses. Historical cost includes all expenditure directly attributable to the acquisition of goods.

Property, plant and equipment depreciation method

Depreciation is primarily determined using the straight-line method to assign revalued amounts and costs to their residual values over their estimated technical useful life.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Property, plant and equipment estimated useful life or depreciation rates

Depreciation of Property, Plant and equipment is calculated based on the defined useful life in terms of the years the asset is expected to be used.

Properties, Plant and Equipment, by type Net Properties, Plant and Equipment	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Construction in progress	391,859	344,562
Land	693,105	691,810
Buildings	1,189,395	1,197,966
Plant and equipment	2,232,997	2,258,930
Information technology equipment	18,134	18,595
Fixed facilities and accessories	4,514	4,773
Motorized vehicles	4,200	4,346
Others	100,473	85,932

Total	4,634,677	4,606,914

Gross Properties, plant and equipment,
Construction in progress	391,859	344,562
Land	693,105	691,810
Buildings	2,140,558	2,152,163
Plant and equipment	3,681,423	3,680,586
Information technology equipment	41,627	41,668
Fixed facilities and accessories	25,905	17,574
Motorized vehicles	8,949	8,837
Others	130,078	133,421

Total	7,113,504	7,070,621

Types of accumulated depreciation and impairment, properties, plant and equipment (presentation)
Buildings	(951,163)	(954,197)
Plant and equipment	(1,448,426)	(1,421,656)
Information technology equipment	(23,493)	(23,073)
Fixed facilities and accessories	(21,391)	(12,801)
Motorized vehicles	(4,749)	(4,491)
Others	(29,605)	(47,489)

Total	(2,478,827)	(2,463,707)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Estimated Useful Life or Depreciation Rate for Properties, Plants and Equipment

		Minimum	Maximum
Buildings	Useful Life in Years	20	100
Plant and equipment	Useful Life in Years	10	80
Information technology equipment	Useful Life in Years	3	5
Fixed facilities and accessories	Useful Life in Years	5	20
Motorized vehicles	Useful Life in Years	5	20
Others properties, plants and equipment	Useful Life in Years	3	20

Description of Property, Plant and Equipment Pledged as Guarantee

Regarding Forestal Río Grande S.A, an affiliate of Fondo de Inversión Bío Bío, a Special Purpose Entity, we note that in October 2006, first and second degree mortgages were executed in favor of JPMorgan Chase Bank N.A. and Arauco, respectively, with prohibition to sell and encumber any property currently belonging to the aforementioned Special Purpose Entity, in order to ensure fulfillment of payments to Fondo de Inversión Bío Bío.

In September 2007, Forestal Río Grande S.A acquired real estate in Yungay, located in Chile’s Region VIII, for which the company executed a first mortgage with prohibition to sell and encumber in favor of, among others, JPMorgan. Similarly, a second mortgage with prohibition to sell and encumber was executed in favor of Arauco.

	03-31-2009 ThU.S. $	12-31-2008 ThU.S. $
Collateral Amount of Property, Plant and Equipment	56,224	56,758
Committed Amount for the acquisition of property, plant and equipment	182,660	225,801

	03-31-2009 ThU.S. $	03-31-2008 ThU.S. $
Amount paid on property, plant and equipment accounts	48,471	57,269
during construction process

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

Movement on properties, plant and equipment at March 31, 2009 and at December 31, 2008 is detailed in the following tables:

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Initial balance 01-01-2009 Changes	344,562	691,810	1,197,966	2,258,930	18,595	4,773	4,346	85,932	4,606,914
Additions	48,471	903	5,269	6,203	28	69	67	17,057	78,067
Disappropriations	(124)	(572)	—	—	(22)	—	(10)	(346)	(1,074)
Withdrawals	—	(8)	—	(21)	—	—	—	(916)	(945)
Depreciation costs	—	—	(13,942)	(33,618)	(473)	(422)	(205)	(1,858)	(50,518)
Exchange rate increase (decrease) of foreign currency	7	972	131	1,077	1	44	(1)	2	2,233
Other increase/decrease	(1,057)	—	(29)	426	5	50	3	602	—
Total Changes	47,297	1,295	(8,571)	(25,933)	(461)	(259)	(146)	14,541	27,763

Closing balance 31-03-2009	391,859	693,105	1,189,395	2,232,997	18,134	4,514	4,200	100,473	4,634,677

Movement of Fixed Assets	Construction in Progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixed Facilities and Accessories ThU.S.$	Motorized Vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	Total ThU.S.$
Initial balance 01-01-2008 Changes	163,550	718,778	1,229,125	2,366,978	15,672	5,709	4,398	97,461	4,601,671
Additions	212,205	11,169	22,825	36,352	4,386	231	783	3,968	291,919
Disappropriations	—	(476)	(37)	(3,059)	(24)	(2)	(51)	(2,935)	(6,584)
Withdrawals	(52)	—	—	(1,476)	—	—	—	—	(1,528)
Depreciation costs	—	—	(60,028)	(134,224)	(1,691)	(1,267)	(786)	(8,713)	(206,709)
Exchange rate increase (decrease) of foreign currency	(90)	(37,661)	(4,985)	(25,245)	(11)	(9)	—	(3,854)	(71,855)
Other increase/decrease	(31,051)	—	11,066	19,604	263	111	2	5	—
Total Changes	181,012	(26,968)	(31,159)	(108,048)	2,923	(936)	(52)	(11,529)	5,243

Closing balance 31-12-2008	344,562	691,810	1,197,966	2,258,930	18,595	4,773	4,346	85,932	4,606,914

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8.  LEASES (IAS 17)

Fixed asset leases are those in which Arauco holds a significant portion of the risks and rewards of ownership and are classified as financial leases. Financial leases are capitalized at commencement of the lease term at the lower of the fair value of the leased property and the present value of the minimum lease payment.

Leases in which the Lessor holds a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

When assets are leased under a finance lease, the current value of lease payments is treated as a receivable. The difference between the gross payment to be charged and the current value of said payment is shown as capital return.

Disclosure of Finance Leases Classified by Type of Asset, Leases

	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Net, Total, Leased Property, Plant & Equipment (Finance Lease)	12,185	12,208
Net Leased Land (Finance Lease)	2,915	2,915
Net Leased Buildings (Finance Lease)	9,270	9,293
Net Leased Plant and Equipment (Finance Lease)	—	—
Net Leased IT Equipment (Finance Lease)	—	—
Net Leased Fixed Installations and Accessories (Finance Lease)	—	—
Net Leased Motorized Vehicles (Finance Lease)	—	—
Net Other Leased Property, Plant and Equipment (Finance Lease)	—	—

Reconciliation of Finance Lease Minimum Payments, Lessee

Current Value of Minimum Finance Lease Obligations

	03-31-2009
Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	1,048	16	1,032
Due within one and five years	—	—	—
Due beyond five years	—	—	—

Total	1,048	16	1,032

Current Value of Minimum Finance Lease Obligations

	12-31-2008
Minimum lease payments, lease payment obligations	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	1,409	15	1,394
Due within one and five years	—	—	—
Due beyond five years	—	—	—

Total	1,409	15	1,394

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Finance Lease Minimum Payments, Lessor

Current Value of Minimum Finance Lease Payments

	03-31-2009
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	4,168	556	3,612
Due within one and five years	6,058	474	5,584
Due beyond five years	—	—	—

Total	10,226	1,030	9,196

Current Value of Minimum Finance Lease Payments

	12-31-2008
Minimum Finance Lease Payments Receivable, Finance Lease	Gross ThU.S.$	Interest ThU.S.$	Current Value ThU.S.$
Due within one year	3,429	266	3,163
Due within one and five years	5,021	244	4,777
Due beyond five years	—	—	—

Total	8,450	510	7,940

Significant Finance Lease Agreements

Arauco holds finance leases as a lessor and lessee detailed within the previous tables, and therefore, there are no contingent payments or restrictions to note.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 9. POLICY ON ORDINARY REVENUE RECOGNITION (IAS 18)

Policy on ordinary revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group’s activities. Revenue is shown net of value-added-tax, returns, rebates, and discounts and after eliminating sales within the Group.

Arauco recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group`s activities as described below.

(a)	Policy on Revenue recognition due to the Sale of Goods

Revenue from the sale of goods are recognized when an Arauco entity has transferred to the buyer the significant risks and rewards of ownership, when the amount of revenue can be reliably measured, when Arauco cannot influence in management of the sold goods and when it is probable that the economic benefits associated with the transaction will flow to the entity.

Sales are recognized in terms of the arranged price stated within the sales contract, net of volume discounts and estimated refunds at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. It is assumed that there is no significant financing component given that sales are carried out with a low average time period, which is in line with market practices.

(b)	Policy on Revenue recognition due to Rendering of Services

Revenue derived from fixed price service contracts are generally recognized during the period of the service contract on a straight-line basis throughout the duration of the contract.

Types of Ordinary Revenue	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Sale of goods	635,912	912,954
Service Contracts	24,228	48,292

Total	660,140	961,246

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS (IAS 19)

Disclosure of Termination Benefits

Correspond to severance payment obligations for years of service due to termination of service contracts not covered by the provision, and that arise from benefits stated within work contracts and/or as severance payments stated in the Labor Law.

Description of Recognized Termination Benefits

Estimate of years of service severance payments to be recognized as a future termination payment liability, according to in force work contracts held with the workers and pursuant to actuarial valuation criteria for this type of liability.

Types of Benefits and Expenses by Employee

Types of Benefits Expenses by Employee	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Personnel Expenses	47,446	49,555
Wages and salaries	46,416	48,847
Short term employee benefits	286	366
Termination benefits	744	342

Termination Benefits	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Recognized liability amount for termination contract, current	1,994	2,188
Recognized liability amount for termination contract, non-current	20,686	18,109

Recognized liability amount for termination contract, Total	22,680	20,297

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. EFFECT OF FOREIGN CURRENCY EXCHANGE RATE VARIATIONS (IAS 21)

The items included in the financial statements of all Arauco Companies are valued using the Company’s primary economic currency in which the company operates (functional currency). Consolidated financial statements are presented in US Dollars, which is the functional currency of the Parent Company and of the Group.

Functional currency of subsidiaries and associate companies in Brazil is the Brazilian Real. Therefore, their individual financial statements have been expressed according to the presentation currency as follows:

(i)	Assets and liabilities for each balance sheet are translated at the closing exchange rate;

(ii)	Incomes and expenses for each income statement are translated at the average monthly exchange rate, given that to date this average has been a fair estimate of the cumulative effect of the exchange rates at the time of the transactions;

(iii)	All the resulting exchange differences are recognized as a separate component of net equity.

In consolidation, the exchange rate differences arising from the translation of a net investment in companies, which use currencies other than the US Dollar, and those from loans and other instruments in foreign currency recognized as hedging of these investments, are assigned to equity.

	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Exchange differences recognized in profit and loss, except for financial instruments measured at fair value through profit and loss	(9,832)	29,566

Accumulated translation adjustments	5,427	18,895

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS (IAS 23)

Policy on Loans Accruing Interest

Arauco on a monthly basis accrues interest on loans received.

Policy on Capitalization of Interest Cost

Arauco capitalizes interest on current investment projects.

	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5,69	6,38

Amount of the capitalized interest cost, property, plant and equipment	2,773	1,864

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES (IAS 24)

Related Party Disclosure

Outstanding balances with related parties at closure of each period correspond mainly to regular commercial operations negotiated in Chilean Pesos and USD, where collection or payment deadlines do not often exceed 30 days and in general do not have adjustment or interest clauses.

Relationship between Controller and Entity

Head Office – Subsidiary

Name of Group’s Main Controller

AntarChile S.A.

Name of the Intermediate Controlling Entity that Prepares Financial Statements for Public Use

Empresas Copec S.A.

Salaries Received by Key Management Personnel by Category

Key personnel salaries consist of a fixed monthly rate, where eventually an annual discretionary bonus may exist.

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Transactions with related parties are carried out at an arm’s length basis and are in line with transactions performed on a regular basis in the market.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Detail of Relationship between Parent Company and Subsidiary

ID N°	Company Name	% Share 03-31-2009			% Share 12-31-2008
		Direct	Indirect	Total	Direct	Indirect	Total
—	Agenciamiento y Servicios Profesionales S.A. (Mexico)	0.0020	99.9966	99.9986	0.0020	99.9966	99.9986
—	Alto Paraná S.A. (Argentina)	—	99.9762	99.9762	—	99.9762	99.9762
—	Arauco Colombia S.A.(Colombia)	1.5000	98.4976	99.9976	1.5000	98.4976	99.9976
—	Arauco Denmark Aps (Denmark)	—	99.9991	99.9991	—	99.9991	99.9991
96.765.270-9	Arauco Distribucion S.A.	—	99.9992	99.9992	—	99.9992	99.9992
—	Arauco Ecuador S.A. (Ecuador)	0.1000	99.8986	99.9986	0.1000	99.8986	99.9986
—	Arauco Florestal Arapoti S.A. (Brazil)	—	79.9989	79.9989	—	79.9989	79.9989
—	Arauco Forest Brasil S.A. (Brazil.)	33.7137	66.2851	99.9988	33.7137	66.2851	99.9988
—	Arauco Forest Products B.V. (Holland)	—	99.9991	99.9991	—	99.9991	99.9991
96.547.510-9	Arauco Generacion S.A.	98.0000	1.9985	99.9985	98.0000	1.9985	99.9985
—	Arauco Honduras S. de R. L. de C.V. (Honduras)	0.0616	99.9370	99.9986	0.0616	99.9370	99.9986
96.563.550-5	Arauco Internacional S.A.	98.0377	1.9609	99.9986	98.0377	1.9609	99.9986
—	Arauco Perú S.A. (Peru)	0.0013	99.9973	99.9986	0.0013	99.9973	99.9986
—	Arauco Wood Products, Inc. (USA)	0.3953	99.6033	99.9986	0.3953	99.6033	99.9986
—	Araucomex S.A. de C.V. (Mexico)	0.0005	99.9981	99.9986	0.0005	99.9981	99.9986
96.565.750-9	Aserraderos Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
82.152.700-7	Bosques Arauco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
96.657.900-5	Controladora de Plagas Forestales S.A.	—	61.1714	61.1714	—	61.1714	61.1714
—	Faplac S.A. (Argentina)	—	99.9979	99.9979	—	99.9979	99.9979
—	Flooring S.A. (Argentina)	—	99.9984	99.9984	—	99.9984	99.9984
—	Forestal Arauco Guatemala S.A. (Guatemala)	0.1223	99.8763	99.9986	0.1223	99.8763	99.9986
96.573.310-8	Forestal Arauco S.A.	99.9248	—	99.9248	99.9248	—	99.9248
85.805.200-9	Forestal Celco S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Forestal Concepción S.A. (Panama)	0.0050	99.9936	99.9986	0.0050	99.9936	99.9986
—	Forestal Cono Sur S.A. (Uruguay)	—	99.9986	99.9986	—	99.9986	99.9986
93.838.000-7	Forestal Cholguán S.A.	—	97.4281	97.4281	—	97.4281	97.4281
78.049.140-K	Forestal los Lagos S.A.	—	79.9405	79.9405	—	79.9405	79.9405
—	Forestal Misiones S.A. (Argentina)	—	99.9885	99.9885	—	99.9885	99.9885
—	Forestal Nuestra Señora del Carmen S.A.(Argentina)	10.0000	89.9987	99.9987	10.0000	89.9987	99.9987
96.567.940-5	Forestal Valdivia S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
—	Industrias Forestales S.A. (Argentina)	9.9770	90.0217	99.9987	9.9770	90.0217	99.9987
—	Inversiones Celco S.L. (Spain)	31.8904	68.1087	99.9991	31.8904	68.1087	99.9991
79.990.550-7	Investigaciones Forestales Bioforest S.A.	1.0000	98.9256	99.9256	1.0000	98.9256	99.9256
99.550.470-7	Molduras Trupán S.A.	1.0000	98.9992	99.9992	1.0000	98.9992	99.9992
96.510.970-6	Paneles Arauco S.A.	99.0000	0.9992	99.9992	99.0000	0.9992	99.9992
—	Placas do Paraná S.A. (Brazil)	7.8207	92.1780	99.9987	7.8207	92.1780	99.9987
96.637.330-K	Servicios Logisticos Arauco S.A.	45.0000	54.9995	99.9995	45.0000	54.9995	99.9995
—	Southwoods-Arauco Lumber and Millwork LLC (USA)	—	—	—	—	99.6110	99.6110
—	Leasing Forestal S.A. (Argentina)	—	99.9767	99.9767	—	99.9767	99.9767
—	Lucchese Empreendimientos e Participacoes Ltda. (Brazil)	—	99.9885	99.9885	—	99.9885	99.9885

Subsidiaries listed in the above table and Special Purpose Entity Fondo de Inversión Bío Bío and its subsidiary Forestal Río Grande S.A. are included in the consolidation process.

Termination Benefits received by Key Management Personnel

	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Short term benefits	11,130	9,449
Termination benefits	119	3

Total	11,249	9,452

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Related Party Receivables

				03-31-2009	12-31-2008
Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Receivables ThU.S.$	Receivables ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Other Related Party	Chile	278	824
CMPC Maderas S.A.	95.304.000-K	Other Related Party	Chile	587	32
Savitar	—	Other Related Party	Argentina	505	0
EKA Chile S.A.	99.500.140-3	Associates	Chile	1,873	0
Forestal del Sur S.A.	79.825.060-4	Other Related Party	Chile	0	3,947
Compañía Puerto de Coronel S.A.	79.895.330-3	Other Related Party	Chile	0	29
Stora Enso Arapoti Industria de Papel S.A.	—	Associates	Brazil	0	643

TOTAL				3,243	5,475

Related Party Payables

				03-31-2009	12-31-2008
Name of Related Party	Corresponding ID No.	Nature of Relationship	Country of Origin	Payables ThU.S.$	Payables ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Other Related Party	Chile	3,845	3,233
Abastible S.A.	91.806.000-6	Other Related Party	Chile	257	132
Depósitos Portuarios Lirquén S.A.	96.871.870-3	Other Related Party	Chile	4	4
EKA Chile S.A.	99.500.140-3	Associates	Chile	5,629	3,951
Empresas Copec S.A.	90.690.000-9	Parent Company	Chile	86	0
Fundación Educacional Arauco	71.625.000-8	Other Related Party	Chile	151	105
Sigma S.A.	86.370.800-1	Other Related Party	Chile	3	0
Codelco Chile	61.704.000-K	Other Related Party	Chile	5	5
Compañía Sudamericana de Vapores S.A.	90.166-900-7	Other Related Party	Chile	17	216
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Other Related Party	Chile	8	12
Servicios Corporativos Sercor S.A.	96.925.430-1	Associates	Chile	19	3
Forestal del Sur S.A.	79.825.060-4	Other Related Party	Chile	274	0
Puerto de Lirquén S.A.	82.777.100-7	Associates	Chile	733	1,488
Compañía Puerto de Coronel S.A.	79.895.330-3	Associates	Chile	308	0
Dynea Brasil S.A.	—	Associates	Brasil	59	0
Genómica Forestal S.A.	76.743.130-9	Associates	Chile	0	169

TOTAL				11,398	9,318

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Related party transactions

Purchases

			03-31-2009	03-31-2008
Name of Related Party	ID No.	Transaction Detail	Transaction ThU.S. $	Transaction ThU.S. $
Abastible S.A.	91.806.000-6	Fuel	377	965
Compañía de Petróleos de Chile S.A.	99.520.000-7	Fuel and Lub.	12,020	26,174
Compañía Puerto de Coronel S.A.	79.895.330-3	Transport and Stowage	512	853
Compañía Sud Americana de Vapores S.A.	90.166.900-7	Freight	901	2,296
Codelco	61.704.000-K	Supplies	599	338
Dynea Brasil S.A.	—	Chemical Products	6,074	10,172
Dynea Brasil S.A.	—	Melamine Paper	3,674	5,295
EKA Chile S.A.	99.500.140-3	Sodium Chlorate	17,732	20,488
Forestal del Sur S.A.	79.825.060-4	Wood and Logs	719	801
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Legal Services	315	369
Compañía Puerto de Lirquén S.A.	82.777.100-7	Port Services	1,978	1,629
CMPC Maderas S.A.	95.304.000-K	Logs	313	0

Sales
			03-31-2009	03-31-2008
Name of Related Party	ID No.	Transaction Detail	Transaction ThU.S. $	Transaction ThU.S. $
Colbún S.A.	96.505.760-9	Electrical Power	3,537	895
EKA Chile S.A.	99.500.140-3	Electrical Power	5,557	25,943
Sodimac S.A.	96.792.430-k	Wood	8,300	18,738
Stora Enso Industria de Papel S.A.	—	Wood	1,318	2,344
Forestal del Sur S.A.	79.825.060-4	Woodchip	3,022	3,553

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14.    CONSOLIDATED AND SEPARATE FINANCIAL STATEMENTS (IAS 27)

Investment Policies

Subsidiary Investment Policy

Subsidiaries are all entities over which Arauco has the power to manage finance and operational policies. This generally means holding more than one half of the voting rights. Stock and the effect of the potential voting rights that are currently being exercised or converted are considered when evaluating whether the Group controls another entity. Subsidiaries are consolidated as of the date in which control is transferred to the Group, and are excluded when control is terminated.

Policy on Subsidiary Accounting in the Parent Company’s Separate financial Statements

Arauco applies the acquisition method to recognize the acquisition of subsidiaries. Acquisition cost is the fair value of assets delivered, of equity instruments issued and of the liabilities incurred or committed at the date of exchange, plus all direct costs attributable to the acquisition. Identifiable acquired assets and liabilities as well as the contingencies committed to in business combinations are initially recognized at fair value at the date of acquisition, despite minority interest scope. Excess of acquisition cost over the Fair Value for the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than Fair Value of the net assets of the subsidiary acquired, the difference is recognized directly in the statement of income.

Intercompany transactions, outstanding balances and unrealized profits derived from the Group’s intercompany transactions are derecognized. Unrealized losses are also derecognized, unless the transaction provides evidence of a loss due to impairment of the transferred asset.

When it is necessary to ensure uniformity with policies adopted by the Group, accounting policies of the subsidiaries are modified.

Disclosure of Subsidiary Investments

On December 18, 2008, a capital contribution was made to the company Lucchese Empreendimientos e Participacoes Ltda. through the subsidiary Alto Paraná S.A. With this, the Group achieved a 99.99% share.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Detail of Significant Subsidiaries

The following tables show information on Subsidiary Investments at March 31, 2009 and at December 31, 2008:

Significant Subsidiary	Arauco Internacional S.A.
Country of Incorporation	Chile
Functional Currency	US Dollar
Ownership Interest	99.9986

Significant Subsidiary	Aserraderos Arauco S.A.
Country of Incorporation	Chile
Functional Currency	US Dollar
Ownership Interest	99.9992

Significant Subsidiary	Forestal Arauco S.A.
Country of Incorporation	Chile
Functional Currency	US Dollar
Ownership Interest	99.9248

Significant Subsidiary	Industrias Forestales S.A.
Country of Incorporation	Argentina
Functional Currency	US Dollar
Ownership Interest	99.9987

Significant Subsidiary	Paneles Arauco S.A.
Country of Incorporation	Chile
Functional Currency	US Dollar
Ownership Interest	99.9992

Significant Subsidiary	Arauco Forest Brasil S.A.
Country of Incorporation	Brazil
Functional Currency	Real
Ownership Interest	99.9988

Significant Subsidiary	Placas do Paraná S.A.
Country of Incorporation	Brazil
Functional Currency	Real
Ownership Interest	99.9987

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15.    INVESTMENTS IN ASSOCIATES (IAS 28)

Associates are all the entities over which Arauco has significant influence but no control. This generally implies holding a share of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method and are initially recorded at cost, and the book value is increased or decreased in order to recognize the corresponding share in the income statement for the period and in the comprehensive income statements as a result of the adjustments from the conversion to other currencies in the financial statements. Arauco investments in associates include the purchased goodwill (net of any loss for accumulated impairment).

Realized Investments

On March 28, 2008, the Savitar Group was acquired through the subsidiary Faplac S.A. with a holding of 20%.

Detail of Investments in Associates

The following table shows information on Investments in Associates at March 31, 2009 and December 31, 2008, respectively:

Name of Associate	Puerto de Lirquén S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Dock and warehousing operations for owned assets and to third parties, loading and unloading of all types of goods, as well as warehousing, transportation and mobilization operations
Percentage Share in Associate %	20.13809

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$24,919	ThU.S.$24,919

Name of Associate	Inversiones Puerto Coronel S.A.
Country of Incorporation of Associate	Chile
Functional Currency	US Dollar
Main Activities of Associate	Investments in all kinds of personal and real estate, company acquisitions and all kinds of securities and investment instruments, investment management and development and/or participation in all kinds of businesses and companies related to industrial, port, forest and commercial activities.
Percentage Share in Associate %	50.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$25,815	ThU.S.$25,741

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Servicios Corporativos Sercor S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Consulting services to Boards of Directors and Management of all kinds of companies related to Business Management
Percentage Share in Associate	20.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$1,039	ThU.S.$953

Name of Associate	Eka Chile S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Production, import, export and in general, the acquisition, disposal and commercialization of chemical products, machinery and equipment for industrial processing. Additionally, the Company can offer maintenance services to the above mentioned equipment
Percentage Share in Associate	50.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$29,410	ThU.S.$28,932

Name of Associate	Dynea Brasil S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	a) Production and sale of resins; b) Paper Impregnation for panel coating and commercialization
Percentage Share in Associate	50.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$12,622	ThU.S.$12,235

Name of Associate	Stora Enso Arapoti Industria de Papel S.A.
Country of Incorporation of Associate	Brazil
Functional Currency	Real
Main Activities of Associate	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Percentage Share in Associate	20.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$35,052	ThU.S.$34,442

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Name of Associate	Genómica Forestal S.A.
Country of Incorporation of Associate	Chile
Functional Currency	Pesos
Main Activities of Associate	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatic tools with the sole purpose of strengthening company genetic programs and with this, improve the competitive position of Chilean forestry industries for priority species.
Percentage Share in Associate	25.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$17	ThU.S.$8

Name of Associate	Savitar
Country of Incorporation of Associate	Argentina
Functional Currency	US Dollar
Main Activities of Associate	Timber Farming
Percentage Share in Associate	20.00

	03-31-2009	12-31-2008
Cost of Investment in Associate	ThU.S.$1,641	ThU.S.$1,641

Summarized financial Information of Associates

	03-31-2009
	Sum of Assets ThU.S. $	Sum of Liabilities ThU.S.$
Current assets of associates	154,659	102,873
Non-current assets of associate	323,121	374,907

Total Associates	477,780	477,780

	12-31-2008
	Sum of Assets ThU.S. $	Sum of Liabilities ThU.S.$
Current assets of associates	149,666	43,189
Non-current assets of associate	323,247	429,724

Total Associates	472,913	472,913

	03-31-2009 ThU.S.$	03-31-2008 ThU.S.$
Ordinary income of associates	35,353	38,290
Ordinary expenses of associates	(32,131)	(37,436)

Net profit (loss) of associates	3,222	854

Equity has been considered within the Associates Non-current Liabilities.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Investment in Associates

	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Investments in associates accounted for using the equity method, opening balance	128,871	140,797

Investment Changes in Associate Companies (presentation)

Investment in Associates, Additions	—	10,353
Equity in Ordinary Profit (Loss) investments in associates	1,141	7,402
Dividends Received, Investments in Associates	—	(5,797)
Impairment, Investments in Associates	—	(511)
Increase (Decrease) in foreign exchange translation investment in associates	503	(23,373)
Changes in Associate Company Investments, Total	1,644	(11,926)

Investments in Associates accounted for using the equity method, closing balance	130,515	128,871

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16.    INTERESTS IN JOINT VENTURES (IAS 31)

Policy on Accounting for Joint Venture Businesses in Separate Financial Statements of a Parent Company

Equity in joint ventures is accounted for using the equity method. Pursuant to IAS 31, we have opted for registering the investment by applying the equity method.

Once the investor has reduced the value of the investment to zero, additional losses shall be accounted for through liability recognition, only if incurred in legal or implicit obligations, or if payments have been made on behalf of the associate of the Joint Venture. If the Joint Venture associate receives subsequent earnings, the investor shall continue to recognize its part when the share of said earnings equals the corresponding unrecognized losses.

Disclosure of Joint Venture Interests

Arauco holds a 50% share in jointly held Eka Chile S.A., a company that sells sodium chlorate to cellulose plants in Chile. A contractual agreement exists with the company in which Arauco has initiated joint venture economic activities.

Summarized Joint Venture Financial Information

Summary of total Joint Venture Assets, Liabilities, Expenses and Income

	03-31-2009		12-31-2008
	Sum of Assets US$	Sum of Liabilities US$	Sum of Assets US$	Sum of Liabilities US$
Joint Venture Current Assets	36,661	9,551	33,457	8,190
Joint Venture Non-Current Assets	35,468	62,578	34,986	60,253

Total Joint Venture	72,129	72,129	68,443	68,443

Eka Chile S.A equity is recognized in Noncurrent Liabilities

	03-31-2009	03-31-2008
Joint Venture Ordinary Incomes	16,450	22,283
Joint Venture Expenses	15,494	26,360

Joint Venture Net Profit (Loss)	956	(4,077)

Detail of Significant Joint Ventures

Name of Joint Venture

Eka Chile S.A.

Principal Joint Venture Activities

Production, import, export and in general, the acquisition, sale and commercialization of chemical products, machinery and equipment for the industrial processing of these products. Additionally, the Company offers maintenance services for the aforementioned machinery and equipment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Country of Incorporation of the Joint Venture

Chile

Cost of Investment of Joint Venture

At March 31, 2009 investment in Eka Chile S.A. amounted ThU.S.$29,410 and as of December 31, 2008 the investment amounted ThU.S.$28,932.

Percentage of participation of Joint Venture

50%

Joint Venture Summarized Financial Information

Summary of Total Joint Venture Assets, Liabilities, Income and Expenses

	03-31-2009 ThU.S. $	12-31-2008 ThU.S. $
Joint Venture total assets	72,129	68,443
Joint Venture current assets	36,661	33,457
Joint Venture Non-Current Assets	35,468	34,986
Joint Venture Total Liabilities	72,129	68,443
Joint Venture Current Liabilities	9,551	8,190

Joint Venture Non-current Liabilities	62,578	60,253

	03-31-2009 ThU.S. $	03-31-2008 ThU.S. $
Joint Venture Ordinary Income	16,450	22,283
Joint Venture Expense	15,494	26,360

Joint Venture Net Profit (Loss) Amount	956	(4,077)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17.    EARNINGS PER SHARE (IAS 33)

Disclosure of Earnings Per Share

As a general matter, the Company expects to maintain its policy on dividends, for all future tax periods, around 40% of net profits to be distributed for each tax year; considering the alternative of a provisional dividend at year end.

Disclosure of Loss of Earnings per Share

On November 25, 2008, the Board of Directors agreed to distribute a provisional dividend of US$0.8920 per share, which was paid as of December 10, 2008 and charged to the net profits for the period (2008 tax year).

On April 22, 2008, at the Ordinary General Shareholders Meeting N° 29 it was agreed to distribute a definitive dividend of $814 per share, which was paid as of May 7, 2008 and charged to the net profits of the period (2007 tax year).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 18.    IMPAIRMENT OF ASSETS (IAS 36)

Disclosure of Asset Impairment by Cash-Generating Unit

	03-31-2009	12-31-2008
Sum of Impairment	ThU.S.$5,412	ThU.S.$5,412

Details of Cash-Generating Units with impaired Assets

As of December 2008, Arauco had provisioned for impaired assets for the following cash-generating units:

Cash-Generating Unit with Impaired Assets

Information of Impaired Assets as of March 31, 2009 and December 31, 2008 respectively:

Description of Cash-generating Unit	La Araucana
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less Sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

	03-31-2009	12-31-2008
Impairment	ThU.S.$541	ThU.S.$541

Description of Cash-generating Unit	Escuadrón
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

	03-31-2009	12-31-2008
Impairment	ThU.S.$1,430	ThU.S.$1,430

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Description of Cash-generating Unit	Lomas Coloradas
Type of Impaired Asset	Saw mill
Principal Segment to be reported, Cash-generating Unit	Sawn Timber
Terms and Conditions used to Determine Fair Value Less sales Costs	Third party assessments
Discount rate Used for Current Estimates of Value in Use	—
Key Assumptions Used to Determine Recoverable amounts	Fair value less sales cost

	03-31-2009	12-31-2008
Impairment Amount	ThU.S.$1,753	ThU.S.$1,753

Disclosure of Asset Impairment

Disclosure of Asset Impairment
Principal types of Assets affected by Impairment and Reversion Losses, for which no individual information is disclosed	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversions losses, for which no individual information is disclosed	Technical Obsolescence

	03-31-2009	12-31-2008
Information relevant to the sum of all impairment	ThU.S.$1,688	ThU.S.$1,688

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19.    PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES (IAS 37)

Disclosure of Provisions

Provisions are recognized when there is a current or constructive legal obligation resulting from past events where it is probable that a payment is necessary to settle the obligation and, when a reliable estimate of this obligation is possible.

Lawsuits or other Legal Proceedings

1. With regard to Valdivia Mill of Celulosa Arauco y Constitución S.A. (hereinafter also the “Company” or “Arauco”), various criminal proceedings have been filed at the corresponding Warranty Court (Tribunal de Garantía), relating to alleged environmental violations which would have been consummated as a result of operations at said Mill. All criminal proceedings have all been addressed through a single investigation. The complaints relate to stipulations indicated in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office of San José de la Mariquina, with multiple diligences already made.

In our opinion, the evidence submitted in the investigation does not prove the existence of any offense or responsibility for the Company or of any of its employees for the alleged events.

2. With regard to the Valdivia Mill, on April 27, 2005, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the First Civil Court of Valdivia (Rol 746-2005).

The Company filed its response, indicating with solid arguments that it is not responsible for the environmental damages and therefore the indemnification payments, as well as the alleged reparation, are inadmissible. The lawsuit is currently in progress.

3. As of December 20, 2007, the Company was notified of nine similar complaints. Eight complaints are directed against Echeverría Izquierdo Montajes Industriales S.A., as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against the Company. The other complaint is directed against Mr. Leonel Enrique Espinoza Canales, as employer, and against Celulosa Arauco y Constitución S.A., as subsidiarily responsible, and also directly against Arauco.

The complaints request that all plaintiffs (72 plaintiffs in total) be indemnified for the damages that they allegedly suffered in an accident in which three workers of the contractor Echeverría Izquierdo Montajes Industriales S.A. would have been involved. They were undertaking construction works at the Nueva Aldea Pulp Mill in December 2005. These three workers would have suffered irradiation when handling a source which originated from equipment belonging to a subcontractor of the aforementioned.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Notified of said complaints, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaints, claiming that they are invalid for failure to state a claim. Also, the Company responded to the secondary complaints directly against the Company, requesting them to be rejected for lacking any merit. The matter is currently in progress.

For these same events, on January 29, 2008, the Company was notified of an action for damages due to a work accident filed by Mr. Fernando Vargas Llanos, against his former employer Inspección Técnica y Control de Calidad Limitada (ITC), the construction company Echeverría Izquierdo Montajes Industriales S.A. and against the Company. The complaint requests that Mr. Vargas be indemnified for the damages that he allegedly suffered as a result of the events that took place on December 2005.

Notified of said complaint, the Company opposed on the basis of lack of jurisdiction, and, subsidiarily, answered the principal complaint stating that it should be dismissed for lacking any merit. The matter is currently in process.

4. On January 24, 2006, the Company was notified of a civil claim (interdicto posesorio) brought by Alvaro Santa María Prieto and Alejandro Lagos Letelier before the Court of Constitucion, in order that such tribunal decrees the necessary measures in order that the air surrounding the Constitucion Mill would not be harmful. Such proceeding is currently in progress. In our opinion and based on information available to us, this complaint lacks merit.

5. With regard to Lincancel Mill, pursuant to Resolution N° 1828 dated June 13, 2007, the Sanitary Services Superintendency initiated an administrative sanctioning process against the Company regarding the surpassing of the maximum levels allowed for the pH parameters and suspended solids. The Company presented its responses within the time established in the resolution, which was June 25, 2007.

Pursuant to a resolution dated June 26, 2007 the Sanitary Services Superintendency resolved to amplify the charges included in resolution 1828.

The Company submitted its respective responses dated as of July 17, 2007. However, by Resolution N° 2589 of August 28, 2007, the Sanitary Services Superintendency sanctioned the Company with a fine of 100 UTA for not complying with the applicable emission norms (fine that was already paid by the Company) and with a fine of 1,000 UTA for having put in danger, as is indicated in the resolution, the health of the population. The latter sanction was appealed before the Courts of Santiago and the matter is currently in progress.

6. With respect to the Licancel Mill, the Attorney General Office initiated an investigation related to the mortality of fish that took place in June 2007, to which there were compiled complaints submitted by both public and private entities. The investigation is being led by the Attorney General Office of Licanten (Case N° 0700427552-1) and is currently in progress. We are not in a position to determine the obligations that could be generated for the Company as a consequence of this investigation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

7. With respect to the Licancel Mill, on September 7, 2007, the National Defense Council (Consejo de Defensa del Estado) filed against the Company a civil lawsuit for reparation of environmental harm and indemnification, before the Fourth Civil Court of Talca (Case N° 322-2007). Upon notification, parties agreed to suspend the proceedings for ninety business days, which was approved by the Court on December 21, 2007. On May 16, 2008, proceedings were reinitiated and the matter is currently in progress.

8. On August 25, 2005, the Chilean Servicio de Impuestos Internos (hereinafter the “Chilean IRS”) issued the tax calculations N° 184 and N° 185 of 2005, objecting the operations of capital devolution effected on April 16, 2001 and October 31, 2001 by Celulosa Arauco y Constitución S.A., and furthermore, requesting reimbursement for amounts returned for tax loss as well as the restatement to the balance of the taxable revenues fund (FUT). On November 7, 2005, the Company requested an administrative review of the tax action called Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”) and, subsidiarily, a claim was filed against those tax calculations N° 184 and 185, 2005. The administrative review (RAF) was resolved on January 9, 2009 by the Chilean IRS which partially sustained the Company’s request.

The findings were sent to the Tax Court of Santiago Oriente to initiate the tax proceedings with regards to the disputed amount. The Court has not yet initiated the proceeding.

9. Luis Alberto Ossandón Valdés filed a lawsuit against the Company and Forestal Celco S.A. before the Ninth Civil Court of Santiago declaring a sales contract for real estate purchased at public auction null and void. In the aforementioned auction, the Company was awarded several forestry plots of land located on the El Trapiche country property, located in the provinces of Constitución and Talca. The plaintiff also filed a reivindication action (acción reivindicatoria) against Forestal Celco S.A., to whom the Company transferred said real estate through a sales agreement.

On June 2, 2008, after pronouncement of the final verdict, the lawsuit was ruled inadmissible in all its stipulations, with court costs awarded to be charged against the plaintiff. The plaintiff filed an appeal against the ruling on July 1, 2008. To date, the appeal proceeding is currently in progress.

10. On April 14, 2009, Forestal Celco S.A. was notified of a civil lawsuit filed by Mario Felipe Rojas Sepúlveda on behalf of Víctor Adrián Gavilán Villarroel against Cooperativa Eléctrica de Chillán Limitada and against Forestal Celco S.A. The lawsuit aims to make both companies jointly and severally liable for compensation of alleged material damages suffered as a result of the propagation of a fire which occurred on January 12, 2007 on the El Tablón country property which belongs to Forestal Celco S.A.

On April 30, 2009, Forestal Celco S.A. submitted its responses, as dilatory pleas, which are currently in progress.

11. On October 17, 2003, Forestal Celco S.A. was notified of a lawsuit filed by Eusebio Matus and others as successors of Jenové Soto Pardo and Emilia Jara Pardo. The lawsuit aims at recovering the “El Rosario” property, located at Quilacoya, Hualqui. The property has an approximate surface area of 190 hectares (Case Nº6.246-2003). On April 13, 2007 the first instance ruling sustained the lawsuit. The company promptly filed an appeal against the ruling (N°1.041-2007). On May 6, 2009, after case proceedings, the Appeal Court ruled to summon both parties to a settlement hearing.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

12. On December 1, 2007, Forestal Celco S.A. was notified of a civil lawsuit filed by Marcela Larraín Novoa on behalf of Nimia del Carmen Alvarez Delgado against Patricia del Carmen Muñoz Zamorano and Forestal Celco S.A. This lawsuit seeks to obtain reivindication for an 88% share of the rights to the “Loma Angosta” property, which has a surface area of 281.89 hectares. This property was purchased by Forestal Celco S.A. from Patricia del Carmen Muñoz Zamorano in 1994. To date, Patricia del Carmen Muñoz Zamorano has yet to be notified.

On May 18, 2008, the Company filed its responses, through dilatory pleas. To date, the plaintiff has not answered the request nor rectified the lawsuit.

In August 2008, the plaintiff requested an injunction to prohibit the execution of acts and agreements and a restraining measure over the country property and forests. The court dismissed the requested injunction measures forthwith on August 22, 2008.

13. On April 29, 2004, Aserraderos Arauco S.A. was notified of a lawsuit for contract fulfillment and compensatory damages, filed before the Second Civil Court of Concepción by Ingeniería y Construcciones Ralco Ltda, case Nº3.218-2008. The plaintiff sustains that the contracts entered into with sawmill administrators include Aserraderos Arauco S.A. The case has currently been archived, with no actions being taken.

14. On January 29, 2009, Forestal Valdivia S.A. was notified of a civil lawsuit filed by Carlos Nambrard Figueroa by himself and on behalf of the members of the Julia Figueroa Olivero Estate, against Forestal Valdivia S.A and Forestal Tornagaleones S.A., which aims to make both companies jointly and severally liable for compensation of alleged material and moral damages suffered as a result of the occupancy, plantation and operation of agricultural piece of land (Cerros del Lingue) over which the Estate alleges ownership rights. Forestal Validivia S.A. has held ownership rights and material and legal possession for more than ten years with respect to such piece of land.

Forestal Valdivia S.A. responded the lawsuit arguing that it should be rejected for lack of legal basis. The case is currently in progress.

15. On October 8, 2007, the Argentine Administración Federal de Ingresos Públicos (AFIP) notified the subsidiary Alto Paraná S.A. (hereinafter “APSA”) of the commencement of an administrative process (“court-initiated proceedings”). In this process, AFIP is investigating the deductibility, as for the Income Tax of certain expenses, interests and exchange gains or losses generated by Private Negotiable Obligations that were issued by the Company in 2001 and prepaid in 2007.

On December 14, 2007, the AFIP notified APSA that it rejected APSA’s position and proceeded to demand the income, within fifteen administrative business days, of the calculated differences in the Income Taxes for the financial years 2002, 2003 and 2004 in principal and the rest as back interest and penalty fines.

On February 11, 2008, APSA appealed the aforementioned ruling before the National Tax Court, with absolute certainty that in the legal process APSA is correct and that its actions have always pertained to its rights.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, of the applicable norm and the existing judicial precedents, APSA considers that there are solid grounds that credit the legitimacy of its acting in the determination of its tributary charge, and expects, though it cannot provide any assurances, that the fiscal claim shall be revoked by the jurisdictional court. For such reasons it has not been made a provision for this concept in any of the fiscal years in which the negotiable obligations were in force.

During the course of this case, and with reference to the payment of the proceeding rate to the fiscal court, on July 18, 2008, the instructor of the case intimated APSA an amount with respect to the proceeding rate before the fiscal court. Against this intimated resolution, on August 14, 2008, APSA sought annulment or appeal on the basis that the intimated rate was unreasonable.

On September 10, 2008, APSA filed a complaint with the National Appeals Chamber in Federal Administrative Contentious matters, which was conceded, so that the question will be resolved by this chamber and eventually by the Argentine Supreme Court. The analysis of the basis of the appeal leads to an optimistic view of the case in the opinion of the APSA’s legal counsel.

16. On November 28, 2008. APSA was notified of Resolution 212 issued by the Argentine Central Bank (BCRA) on November 19, 2008, by which the BCRA ordered Indictment No.3991 that questioned the timely liquidation of foreign currency with respect to export proceeds.

Alto Paraná S.A. responded the charges in a timely and correct manner.

At the date of issuing the present financial statements and considering the preliminary state of proceedings, APSA Legal Advisors are not in a position to estimate the result of the hearing: for such reason and in the understanding that there are no legal grounds for the charges, it has not been made a provision for this concept.

17. On March 2, 2009, the General Department of Revenue of the Province of Misiones notified to Alto Paraná S.A. of a Proceeding Review within the framework of a Tax Audit Procedure.

The pretension of the Provincial Tax Authority is referred to an alleged debt for Gross Income Tax, retentions over the Gross Income Tax and Forestry Services Tax for fiscal period between July 2006 and December 2007. The determination of the Provincial Tax Authority is founded mainly, in the alleged taxability on income for exports vis a vis the Gross Income tax, in the method of allocating such taxable base to the Province of Misiones and the inclusion of certain supplies (wood chips) in the taxable base of the Forestry Services Tax.

On April 17, 2009, APSA answered the aforementioned Hearing requesting that the tax determination be declared null and void ex officio and that the proceedings be archived on the understanding of the declared inadmissibility stipulated in the tax request.

Based on the opinion of the legal counsel and according to the analysis and evaluation of the grounds of the claim, and of the applicable norms, APSA considers that there are solid grounds that prove the legitimacy of APSA’s conduct in the determination of its tributary charge. APSA expects that the fiscal claim is to be revoked by the jurisdictional court.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

At closing date there are no other contingencies that might significantly affect the Companies financial, economic or operational conditions.

Provisions at March 31, 2009 and at December 31, 2008 are as follow:

Types of Provisions	03-31-2009 ThU.S. $	12-31-2008 ThU.S. $
Provisions, Current	4,473	3,753
Security provision	—	—
Legal claims provision	3,465	3,753
Other provision	1,008	0
Provisions, non-current	5,567	5,585
Legal claims provision	5,567	5,516
Other provision	—	69

	03-31-2009
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Total provision, opening balance	9,269	69	9,338
Changes in provisions
Additional provisions	—	931	931
Increase (decrease) in existing provisions	271	—	271
Used provisions	(230)	—	(230)
Increase (decrease) in foreign currency exchange	(278)	8	(270)
Other increases (decreases)	—	—	—
Changes in provisions, total	(237)	939	702

Total provision, closing balance	9,032	1,008	10,040

	12-31-2008
Movements in Provisions	Legal Claims ThU.S.$	Other Provision ThU.S.$	Total ThU.S.$
Opening balance	8,481	110	8,591
Changes in provisions
Increase (decrease) in existing provisions	1,848	(41)	1,807
Used provisions	(491)	—	(491)
Increase (decrease) in foreign currency exchange	(569)	—	(569)
Other increases (decreases)	—	—	—
Total Changes	788	(41)	747

Closing balance	9,269	69	9,338

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20.    TYPES OF INTANGIBLE ASSETS (IAS 38)

Disclosure of Intangible Assets

Arauco holds the following intangible assets:

Purchased goodwill

Computer software

Water-rights

Policy on Identifiable Intangible Assets

(a) Purchased goodwill represents the excess in acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary/associate at acquisition date.

(b) Computer Software

Purchased licenses of computer software are capitalized based on acquisition costs plus other costs incurred to make them compatible with specific programs. These costs are amortized during estimated useful life.

Expenses related to the development or maintenance of software programs are recognized as an expense when incurred. Costs directly related to the production of unique and identifiable software programs controlled by the Group and expected to generate economic benefits greater than their costs for more than one year, are recognized as intangible assets. These direct costs include personnel costs which correspond to the development of the software and a percentage of general costs.

(c) Water-rights

Water-rights are recognized at historical cost and have unlimited useful life as the expected cash flow generating period is unpredictable. These rights are not amortized but are subject to periodic impairment tests.

Recognition and Measurement criteria of Identifiable Intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses.

Recognition Criteria and Measurement of Other Identifiable intangible Assets

Cost Model

After initial recognition, intangible assets are carried at cost less any accumulated amortization and impairment losses.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Amortization Method for Software Programs

Amortization of an intangible asset with a finite useful life shall be carried on a systematic basis over said useful life. Amortization begins when the asset is available for use, that is, when it complies with all the necessary conditions to operate in the manner foreseen by the Company.

Amortization Method for Other Identifiable Intangible Assets

Acquired goodwill is assigned to each of the cash-generating units (CGU) in order to prove impairment losses. Assignment is carried out in the CGU’s that are expected to benefit from the business combination in which the goodwill occurred.

Disclosure of Identifiable Intangible Assets

Types of Intangible Assets, Net	03-31-2009 ThU.S.$	12-31-2008 ThU.S.$
Intangible Assets, Total	14,732	14,469
Acquired goodwill, Net	3,134	3,134

Identifiable Intangible assets, Net	11,598	11,335

Software programs, Net	5,139	5,738
Other Identifiable Intangible Assets, Net	6,459	5,597

Types of Intangible Assets, Gross	26,150	25,287
Acquired goodwill, Gross	3,134	3,134

Identifiable Intangible Assets, Gross	23,016	22,153
Software programs, Gross	16,535	16,529
Other Identifiable Intangible Assets, Gross	6,481	5,624

Types of Accumulated Amortization and impairment, Intangible Assets
Accumulated Amortization and Impairment, Intangible Assets, Total	(11,418)	(10,818)
Accumulated Impairment, Acquired goodwill

Accumulated Amortization and Impairment, Intangible Assets, Identifiable	(11,418)	(10,818)
Accumulated Amortization and Impairment, Computer programs	(11,396)	(10,791)
Accumulated Amortization and Impairment, Other Identifiable Intangible Assets	(22)	(27)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation between opening and closing book values

	03-31-2009
Intangible Movements	Computer Programs ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	5,738	8,731	14,469
Additions	—	868	868
Disappropriations	(2)	—	(2)
Withdrawals	—	—	—
Amortization	(597)	(6)	(603)
Changes Total	(599)	862	263

Closing Balance	5,139	9,593	14,732

	12-31-2008
Intangible Movements	Computer Programs ThU.S.$	Others ThU.S.$	Total ThU.S.$
Opening Balance Changes	6,808	8,832	15,640
Additions	1,198	—	1,198
Disappropriations	—	(22)	(22)
Amortization	(2,268)	(18)	(2,286)
Increase (decrease) in foreign currency conversion	—	(61)	(61)
Changes Total	(1,070)	(101)	(1,171)

Closing Balance	5,738	8,731	14,469

		Minimum life or rate	Maximum life or rate
Software programs life or rate	Life	3	16

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21.  BIOLOGICAL ASSETS (IAS 41)

Disclosure of Biological Assets

Arauco uses the discounted future cash flows criteria to value forestry plantations. Forestry plantations classified as current assets correspond to those to be harvested and sold in the short term.

Significant Methods and Presumptions Applied in Determining Biological Assets Fair Value

Annual discount rates used for plantations in Chile, Argentina and Brazil are 8%, 12% and 10% respectively. Cash flows are determined in terms of harvest and expected sale of forestry products, associated to the demand of the Company’s owned industrial centers and sales to third parties. Margin of Sales are also considered in the valuation of the different products that are harvested in the forest. Any changes in the value of the plantations, in accordance with the criteria previously described, are accounted for in the current financial year’s income statement, pursuant to IAS 41.

Management Strategies regarding Financial Risks of Agricultural Activities

The company holds fire insurance policies against forestry plantations, which together with company resources and efficient protection measures for these forestry assets allow fire risks to be minimized.

Detail of Biological Assets Pledged as Security

There are no forestry plantations pledged as security, except for the ones belonging to Forestal Río Grande S.A. (affiliate of Fondo de Inversiones Bio Bio, Special Purpose Entity). In October, 2006, pledges without transfer and prohibition to sell and encumber were constituted in favor of JPMorgan and Arauco, for forests located on their own land. At March 31, 2009, the fair value of these forests reached ThU.S.$58,256 as compared to ThU.S.$73,759 at December 31, 2008.

Detail of Biological Assets with Restricted Ownership

At the date of these financial statements, there are no biological assets with restricted ownership.

Disclosure of Agricultural Products

Agricultural Products relates mainly to forestry products that are intended for sale, pertaining to the operation and are valued at fair value at the closing period.

Government Grants due to Agricultural Activity

No significant grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Biological Assets

03/31/2009 ThU.S.$
Opening Balance	3,651,178
Changes in Biological Assets
Additions	21,565
Decreases due to Sales, Biological Assets	(4,173)
Decreases due to Harvest , Biological Assets	(47,360)
Profit (Loss) of Changes in Fair Value, Less Estimated Costs at Point of Sale	29,677
Increases (decreases) in Foreign Currency Translation, Biological Assets	3,018
Other Increases (Decreases), Biological Assets	(1,576)
Total Changes	1,151

Closing Balance	3,652,329

12-31-2008 ThU.S.$
Opening Balance	3,821,983
Changes in Biological Assets
Additions	126,056
Decreases due to Sales, Biological Assets	(9,569)
Decreases due to Harvest, Biological Assets	(294,358)
Profit (Loss) of Changes in Fair Value, Less Estimated Costs at Point of Sale	83,782
Increases (decreases) in Foreign Currency Translation, Biological Assets	(77,111)
Other Increases (Decreases), Biological Assets	395
Total Changes	(170,805)

Closing Balance	3,651,178

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. ENVIRONMENT

Disclosure of Disbursements Related to Environment

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department with each of its specialists that ensure these guidelines are met and put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses in its productive processes several supplies, such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the company’s environmental management more efficient, significant progresses have been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Environment Related Disbursement Information

At March 31, 2009 and 2008 respectively, Arauco made the following disbursements related to its main environmental projects:

	03-31-2009	Disbursements undertaken 2009				Committed Disbursements
Company	Name of Project	State Of Project	Amount ThU.S.$	Asset Expense	Asset/Expense Destination Item	Amount ThU.S. $	Estimated date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial processes	In process	2,401	Asset	Property, plant and Equipment	3,049	2009-2010
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	6,108	Asset	Property, plant and Equipment	12,324	2009
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	766	Asset	Property, plant and Equipment	11,689	2009
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	2,952	Expense	Operating Costs	5,069	2009
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	Ended	2,630	Expense	Operating Costs	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for future management of these in the future	In process	1,174	Expense	Operating Costs	4,773	2009
Celulosa Arauco y Constitución S.A.	Construction of Outlets	In process	2,054	Asset	Property, plant and Equipment	1,026	2009
Alto Paraná S.A.	Investment projects for the control and management of gas emissions from Industrial processes	In process	527	Asset	Property, plant and Equipment	1,836	2009
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for future management of these in the future	In process	28	Asset	Property, plant and Equipment	2,693	2009
Alto Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,218	Asset	Property, plant and Equipment	1,885	2009
Paneles Arauco S.A.	Sewer systems and effluent Treatment	In process	554	Asset	Property, plant and Equipment	2,015	2009
Paneles Arauco S.A.	Sewer systems improvements	In process	115	Asset	Operational Costs	346	2009
Paneles Arauco S.A.	Sewer systems improvements	In process	13	Asset	Property, plant and Equipment	501	2009
Forestal Celco S.A.	Rainwater and risk management in wood storage facilities	To begin	0	Asset	Property, plant and Equipment	2,800	2010
Forestal Celco S.A.	Implementation of ISO 14001 environmental management system	In process	152	Expense	Administration Expenses	656	2009
Aserraderos Arauco S.A.	Biomass fuel management	To begin	0	Asset	Property, plant and Equipment	1,200	2009
Aserraderos Arauco S.A.	Rainwater master plan	In process	63	Asset	Property, plant and Equipment	443	2009

			20,755			52,305

	03-31-2008	Disbursements undertaken 2008				Committed Disbursements
Company	Name of Project	State of Project	Amount ThU.S$	Asset Expense	Asset/Expense Destination Item	Amount USD 1000	Estimated date
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial processes	In process	5660	Asset	Property, plant and Equipment	19,311	2009
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of harmful liquids and energy optimization of the water from the industrial plants	In process	2,023	Asset	Property, plant and Equipment	7,107	2009
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	974	Asset	Property, plant and Equipment	9,654	2008- 2009
Celulosa Arauco y Constitución S.A.	Investment projects for the control and management of gas emissions from industrial processes	Ended	587	Expense	Operating Costs	—	—
Celulosa Arauco y Constitución S.A.	Investment projects for control and management of harmful liquids and energy optimization from the water of industrial plants	In process	4,060	Expense	Operating Costs	8,797	2008
Celulosa Arauco y Constitución S.A.	Investment projects for control and Management of harmful liquids and energy optimization from the water of industrial plants	Ended	1,713	Expense	Operating Costs	—	—
Celulosa Arauco y Constitución S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	1,029	Expense	Operational Costs	2,676	2008
Celulosa Arauco y Constitución S.A.	Management for the implementation environmental improvements	In process	328	Expense	Administration Expenses	681	2008- 2009
Celulosa Arauco y Constitución S.A.	Management for the implementation environmental improvements	Ended	589	Expense	Administration Expenses	—	2008
Celulosa Arauco y Constitución S.A.	Construction of Outlets	In process	12,610	Asset	Property, plant and Equipment	3,830	2009
Alto Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	1,361	Asset	Property, plant and Equipment	4,571	2008
Alto Paraná S.A.	Expansion of solid industrial waste dumpsite for future management	In process	132	Asset	Property, plant and Equipment	3,415	2009
Alto Paraná S.A.	Investment projects for the control and management of harmful liquids and energy optimization from the water of industrial plants	In process	3,166	Asset	Property, plant and Equipment	7,936	2009
Alto Paraná S.A.	Investment projects for the control and management of gas emissions from industrial processes	In process	1,229	Asset	Property, plant and Equipment	5,607	2009
Aserraderos Arauco S.A.	Rainwater master plan	In process	498	Asset	Property, plant and Equipment	1,378	2009
Paneles Arauco S.A.	Environmental Improvement Studies	In process	589	Expense	Administration Expenses	1,096	2008
Paneles Arauco S.A.	Environmental Investments at Productive plants	In process	181	Asset	Property, plant and Equipment	716	2008
Paneles Arauco S.A.	Sewer systems and effluent Treatment	In process	699	Asset	Property, plant and Equipment	3,567	2009
Forestal Celco S.A.	Control and Management of liquids at regulation storage facilities	In process	38	Asset	Property, plant and Equipment	352	2009

			37,466			80,694

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23.  FINANCIAL INSTRUMENTS (IFRS 7)

Classification

The following table shows Arauco’s financial instruments at March 31, 2009 and December 31, 2008. An informative estimate of fair value is shown for instruments valued at amortized cost.

	March 2009		December 2008
Financial Instruments	Amortized Cost ThU.S.$	Fair Value ThU.S.$	Amortized Cost ThU.S.$	Fair value ThU.S.$
Fair value with change in Profit and Loss (Negotiation)	—	195,045	—	66,983
Mutual Funds	—	181,479	—	59,276
Interest Rate Swaps	—	7,075	—	7,707
Exchange Rate Forward	—	6,491	—	—
Investments held to maturity	—	—	—	—
Loans and Accounts Receivables	761,190	761,190	704,699	704,699
Cash and cash equivalents	181,393	181,393	108,032	108,032
Cash	54,664	54,664	18,665	18,665
Fixed Term Deposits	110,210	110,210	72,195	72,195
Repurchased Agreements	16,519	16,519	17,172	17,172
Receivables (net)	579,797	579,797	596,667	596,667
Trades and Notes Receivable	504,023	504,023	528,278	528,278
Other Debtors	75,774	75,774	68,389	68,389
Available-for-Sale
Financial Liabilities at amortized cost	3,174,857	3,213,684	2,961,431	2,850,734
Bonds issued in Dollars	1,818,284	1,783,873	1,829,990	1,799,876
Bonds issued in UF	364,524	334,815	203,667	187,815
Bank Loans in Dollars	681,279	784,226	612,625	547,893
Bank Loans in other currencies	4,098	4,098	4,267	4,268
Finance Leasing	1,032	1,032	1,394	1,394
Trades and other Payables	305,640	305,640	309,488	309,488
Financial liabilities with Change in Profit and Loss	—	13,085	—	14,051
Hedging	—	4,783	—	—
Hedge Swaps	—	4,783	—	—

Fair Value Financial Assets with Changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in profit and loss are financial assets held for negotiation. Financial assets classified in this category are mainly acquired for sale in the short term. Derivatives are also classified as for negotiation unless they are defined as hedging instruments. Assets in this category are classified as current assets and are recorded at fair value, recognizing its changes in value in the income statement. These assets are held with the objective of maintaining adequate liquidity levels to meet the Company’s obligations.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Under this category, Arauco held the following financial assets at fair value with changes in profit and loss:

	March 2009 ThU.S.$	December 2008 ThU.S.$
Fair value with changes in profit and loss (Negotiation)	195,045	66,983
Mutual Funds	181,479	59,276
Interest Rate Swap	7,075	7,707
Forward Exchange Rate	6,491	—

Mutual Funds: Arauco invests in local mutual funds to maximize the profitability of cash flow surpluses in Chilean Pesos, or in international mutual funds in foreign currencies such as US Dollars or Euros. This instrument is accepted by the Company’s placement policy.

Swaps: At the closing balance date, financial assets classified in this category are not considered hedging instruments as there is no uncertainty over their underlying liability. Therefore, these instruments obey the management strategy regarding implicit structural liquidity risk for Arauco operations.

Forwards: Arauco acquires theis type of instruments to hedge functional currency exchange rate risks. These instruments are generally acquired with short-term maturity periods.

Held-to-Maturity Investments

These are non-derivative financial instruments with a fixed maturity date such as fixed interest securities and redeemable preference shares, which the company intends to hold until maturity and has the financial resources to do so. If they are sold prematurely (except for exceptional circumstances) the company would be obliged to reclassify the remainder of the investments included in this category as Available-for-sale for the current tax year and the following two years. These assets are valued at amortized cost, which is initial recognition less capital payments, plus (less) accumulated amortization using the effective rate method for any differences between initial recognition and the value at maturity, less any impairment or bad debt deductions.

At March 31, 2009 there were no assets held-to-maturity.

Loans and Receivables

These are non-derivative financial assets with fixed or determinable payments, and are not traded on an active market, that is, they are not available for trading. In the balance sheet they are included in Current Assets, except for assets with a maturity exceeding 12 months. These assets are recorded at amortized cost using the effective interest method and are subject to impairment testing. Financial assets which comply with this definition are: cash and cash-equivalents, fixed term deposits, repurchase agreements, debtors and notes receivable, and other debtors.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	March 2009 ThU.S.$	December 2008 ThU.S.$
Loans and Receivables	761,190	704,699
Cash and Cash Equivalents	181,393	108,032
Cash	54,664	18,665
Fixed Term Deposits	110,210	72,195
Repurchased Agreements	16,519	17,172
Receivables (Net)	579,797	596,667
Trades and Notes Receivable	504,023	528,278
Other Debtors	75,774	68,389

Cash and Cash Equivalents: includes both cash flow and bank account balances, fixed term deposits and repurchase agreements. They are short-term investments that are readily convertible into cash, and are subject to an immaterial change in value. At March 2009, these investments had maturity periods of less than seven days.

Fixed term deposits or repurchase agreements with maturity periods of more than ninety days are classified as Held-to-Maturity Investments.

Repurchased Agreements: The objective of this instrument is to maximize short-term cash flow surpluses. This instrument is authorized by Arauco’s Placement Policy, which establishes a mandate that allows investments in fixed income securities. In general, these instruments have a maturity period of less than thirty days.

Trades and Notes Receivable: These represent enforceable rights for Arauco resulting from the normal course of the business, namely, the operation activity or corporate purposes.

Other Debtors: Correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

Trades are presented at net value, in other words, net of bad debt estimates. This provision is determined when there is evidence that Arauco will not receive the payments agreed in the original sales terms. These provisions are carried out when a customer files and reaches legal bankruptcy agreement or is in default of payments, or when Arauco has exhausted all the debt collection instances within a reasonable period. These include: telephone calls, e-mails, and debt collection letters. In the case of sales in Chile corresponding to our distribution affiliate Arauco Distribución S.A., the provisions are estimated using a percentage of receivables which is determined on a case by case basis, considering the client’s internal risk classification and the debts aging (days past due).

Available-for-sale

Correspond to all financial assets not included in the previous mentioned categories. This also includes capital investment instruments that are not valued at fair value in the income statement. Furthermore, under IFRS, Arauco can consider any loan or receivable as an available-for-sale financial asset.

At the closing balance sheet date Arauco had no Available-for-sale financial assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

The following table summarizes Arauco’s financial assets at closing balance:

	March 2009 ThU.S.$	December 2008 ThU.S.$
Financial Assets	956,235	771,682
Fair Value with changes in Profit and Loss (Negotiation)	195,045	66,983
Held-to-Maturity Investments	—	—
Loans and Receivables	761,190	704,699
Available-for-sale	—	—

Financial Liabilities Valued at Amortized Cost

These financial liabilities correspond to non-derivative instruments with contractual cash flow payments, that can either be fixed or subject to variable interest rate.

Also included in this category are the non-derivative financial assets for services or goods delivered to Arauco at closing of this balance sheet, which are yet to be paid. Generally these amounts are not insured and are generally paid within thirty days of recognition.

At closing balance Arauco included in this classification obligations with banks and financial institutions, bonds issued in US Dollars and UF, creditors and other payables in this category.

	March 2009	December 2008	March 2009	December 2008
	Amortized Cost ThU.S.$		Fair Value ThU.S.$
Financial Liabilities at Amortized Cost	3,174,857	2,961,431	3,213,684	2,850,734
Bonds Issued in Dollars	1,818,284	1,829,990	1,783,873	1,799,876
Bonds Issued in UF	364,524	203,667	334,815	187,815
Bank Loans in Dollars	681,279	612,625	784,226	547,893
Bank Loans in other Currencies	4,098	4,267	4,098	4,268
Financial Leasing	1,032	1,394	1,032	1,394
Trades and Other Payables	305,640	309,488	305,640	309,488

Fair Value Financial Liabilities with Changes in Profit and Loss

Liabilities, assigned as such at initial recognition and liabilities classified as held for negotiation shall be included in this category.

At closing balance Arauco held one swap as a financial liability at fair value with changes in Profit and Loss.

	Mar-09	Dec-08
	Fair Value ThU.S.$
Financial Liabilities at Fair Value with changes in Profit and Loss	13,085	14,051

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

A summary of Arauco’s financial liabilities at closing balance date:

Financial Liabilities	Mar-09 ThU.S.$	Dec-08 ThU.S.$
Total Financial Liabilities	3,187,942	2,975,482
Financial Liabilities at Fair Value with Changes in Profit and Loss (negotiation)	13,085	14,051
Financial Liabilities Measured at Amortized Cost	3,174,857	2,961,431

Hedging Instruments

Hedging instruments registered at March 31, 2009 correspond to cash flow hedges. Specifically, at the closing balance date, Arauco recorded two cross currency swaps for a total of US$4,783 million.

Information on Swaps Assigned as Hedging

Nature of Risk

Arauco is exposed to the risk of US Dollar exchange rate variations in order to fulfill other currency obligations with the public, such as bonds issued in UF (Chilean unit of account).

Hedging Objective

On March 2009, Arauco placed a bond for 2,000,000 UF on the Chilean market (nemo: BARAU-H) with an annual 2.25% coupon and semi-annual interest payments (March and September). This bond is amortized at the end of the period (bullet). Given that the interests begin to accrue at March 1, 2009, the first payment shall be on September 1 of this year. The maturity date is March 1, 2014.

Arauco has two hedge swaps to cover the full amount of the bond:

1.- Cross Currency Swap with Banco de Chile for 1,000,000 UF

With this Swap Arauco receives semi-annual interest payments (March and September) based on a nominal amount of 1,000,000 UF at a 2.25% annual rate, and interest is payable semi-annually (March and September) based on a notional amount of US$35,700,986.39 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.99%.

Maturity date of this Swap is March 1, 2014.

2.- Cross Currency Swap with JPMorgan for 1,000,000 UF

With this contract Arauco receives semi-annual interest payments (March and September) based on a notional amount of 1,000,000 UF at an annual rate of 2.25%, and interest rate is payable semi-annually (March and September) based on a notional amount of US$35,281,193.28 (equivalent to 1,000,000 UF at the exchange rate at end of contract) at a rate of 4.94%.

The maturity date of this Swap is March 1, 2014.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Hedging Strategy

Given that Arauco holds a high percentage of assets in Dollars the Company needs to reduce the exchange rate risk as it has obligations in readjustable Pesos. The aim of this swap is to eliminate exchange rate uncertainty, exchanging cash flows from readjustable Pesos obligations from the series H bond, with US Dollar cash flows (Arauco’s functional currency) at a fixed exchange rate and determined at the date of the contract execution.

Effectivity Test

This test shows that Arauco eliminates the uncertainty of exchange rates by receiving cash flows in UF equivalents in order to meet bond commitments (BARAU-H), as well as paying a fixed amount in Dollars.

SERIES H DEVELOPMENT TABLE WITH HEDGE SWAPS

Nominal Value	UF 2,000,000	UF 1,000,000	UF 1,000,000	USD 35,700,986	USD 35,281,193
Interests	Bi-annual	Bi-annual	Bi-annual	Bi-annual	Bi-annual
Amortisation (1 payment)	March 1, 2014	March 1, 2014	March 1, 2014	March 1, 2014	March 1, 2014
Interest rate	2.25% annual 1.187% sem.annually	2.25% annual 1.1187% sem.annually	2.25% annual 1.1187% sem.annually	4.99% annual 2.4646% sem.annually	4.94% annual 2.4402% sem.annually
Interest accrual initial date	March 1, 2009	March 1, 2009	March 1, 2009	March 1, 2009	March 1, 2009

Coupon	Interest Quota	Amortization Quota	Maturity date	Arauco UF/ Bond	Swap Banco Chile Arauco Receives	Swap JP Morgan Arauco Receives	Hedge UF	Swap Banco Chile Arauco Pays	Swap JP Morgan Arauco pays	Hedge USD
					UF	UF		USD	USD
				(a)	(b)	(c)	(a)+(b)+(c)	(d)	(e)	(d)+(e)
1	1	1	09/01/09	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
2	2	2	03/01/10	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
3	3	3	09/01/10	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
4	4	4	03/01/11	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
5	5	5	09/01/11	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
6	6	6	03/01/12	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
7	7	7	09/01/12	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
8	8	8	03/01/13	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
9	9	9	09/01/13	(22,374)	11,187	11,187	0	(879,887)	(860,932)	(1,740,818)
10	10	10	03/01/14	(2,022,374)	1,011,187	1,011,187	0	(36,580,872)	(36,142,124)	(72,722,997)

Valuation Method

Fair value financial assets with changes in Profit and Loss (Negotiation)

Fair value financial assets with changes in Profit and Loss are initially recognized at fair value and transaction costs are recognized in the Income Statement. Subsequently, they are registered at fair value.

Mutual Funds: Given their nature, they are recognized at market value (market quote) at the closing date for the tax year.

Swap: They are valued using the discount cash flow method at a discount rate in accordance with operational risk, using specific swap valuation tools provided by the Bloomberg terminal.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Held-to-Maturity Investments

At March 31, 2009 Arauco had no held-to-maturity investments.

Loans and Receivables

Its value is recorded for at amortized cost using the effective interest rate method, discounting the provision for bad debt. For informative purposes, this value is a reasonable approximation of fair value.

Repurchased Agreements: These are valued at initial investment cost of the short-term instrument plus interest accrued at closing date for the tax year

Available-For-Sale

At March 31, 2009, Arauco had no Available-for-sale financial instruments.

Financial Liabilities at Amortized Cost

Financial instruments classified in this category are valued at amortized cost value using the effective interest rate method.

For informative purposes, the fair value of these financial liabilities is shown. Estimates of bank obligations are determined using specific valuation techniques using cash flow discounted at rates in accordance with the risk of the operation, while bonds are valued at market price.

Financial Liabilities with Changes in Profit and Loss

Swap: These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Hedging

These financial instruments are valued using the discount cash flow method at a rate in accordance with the operation risk, using the information given by each bank as a counterpart.

Risk Management

Arauco’s financial assets are exposed to several financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s global risk management program focuses on financial market uncertainty and tries to minimize potential adverse effects over Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Finance department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The Company does not actively participate in the trading of its financial assets for speculative purposes.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Type of risks that arise from financial instruments

Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different time horizons concerning the fulfillment of obligations subscribed by counterparts, at the time of exercising contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of Risk Exposure and How These Risks Arise

Arauco´s exposure to credit risk is directly related to each of its customer’s individual capacities to fulfill their contractual commitments, reflected in commercial debtor accounts.

As a policy, Arauco holds insurance policies for open account sales. These are to cover export sales from Celulosa Arauco S.A., Aserraderos Arauco S.A., Paneles Arauco S.A. and Forestal Arauco S.A., as well as local sales of Arauco Distribución S.A., Arauco Wood, Arauco Colombia S.A. and Alto Paraná S.A. (and affiliates). Arauco works with Continental credit insurance company (AA- Fitch Ratings).Placas do Paraná (Brazil) local sales credit are insured with Euler Hermes Insurance company and for AraucoMex S.A the Company works with Atradius. These insurance policies cover 90% of the invoice with no deductible.

In order to guarantee a credit line or an advanced payment to a supplier approved by the Credit Committee, Arauco holds several guarantees, such as mortgages, pledges, standby letters of credit, bank guarantee bonds, checks, promissory notes, consumption loans or any other guarantee that may be needed pursuant to each country’s legislation. Debt covered by this type of guarantee amounts US$23.5 million at March 2009. The guarantee procedure is regulated by Arauco’s Guarantee Policy, which controls accounting and reporting, maturity dates and value.

The Company’s maximum credit risk exposure is limited to the amortized cost value of the registered trade accounts receivable, at the date of this report, less the sales percentage insured by aforementioned credit insurance companies and by the guarantees provided to Arauco.

Accounts exposed to this type of risk are: trade accounts receivable, notes receivable and miscellaneous debtors.

	March 2009 ThU.S.$	December 2008 ThU.S.$
Receivables (net)	579,797	596,667

Trades and Notes Receivable	518,562	543,553
Other Debtors	79,103	69,420
Gross Subtotal	597,665	612,973
Estimated Trades and Uncollectable Notes - Bad Debt	14,539	15,275
Estimated Miscellaneous - Bad Debt	3,329	1,031
Subtotal Bad Debt	17,868	16,306

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

Credit and Collections Department, which reports to the Finance Department, is responsible for minimizing receivables credit risk, supervising past due accounts. It is also responsible in the approval or rejection of credit limit for all sales. The standards and procedures for the correct control and risk management of credit sales are regulated by the Companies Credit Policy.

For customer credit line approval and/or modification, all Arauco Group companies have to follow an established procedure. All Credit requests are entered in to a Credit Evaluation model where all available information is analyzed, including the credit line given by the credit insurance company. Subsequently, credit requests are approved or rejected by the internal committee of each company within the Arauco Group considering the maximum amount authorized by the Credit Policy Department. If the credit line exceeds the maximum established amount it is subsequently analyzed by the Corporate Committee. Credit lines are renewed on a yearly basis.

In 2008, Arauco’s consolidated sales amounted ThU.S.$ 3,730,562, of which 60.48% corresponded to credit sales, 25.04% to letters of credit sales and 14.48% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At December 2008, Arauco’s Sales Debtors reached ThU.S.$528,278 of which 63.18% corresponded to credit sales, 32.32% to letters of credit sales and 4.5% to other types of sales, such as CAD and advance payments, distributed among 1,928 clients. The client with the highest open account debt did not exceed 1.9% of total receivables at that date.

When analyzing the sales terms for the first quarter of 2009, consolidated Arauco sales amounted ThU.S.$660,140, of which 58.05% corresponded to letter of credit sales and 9.04% to other types of sales, such as Cash Against Documents (CAD) and advance payments.

At March 2009, Arauco’s Sales Debtors reached ThU.S.$504,023, of which 58.57% corresponded to credit sales, 35.52% to letter of credit sales and 5.91% to other types of sales, such as CAD and advance payments, distributed among 1,964 clients. The client with the highest open account debt did not exceed 1.88% of total receivables at that date.

Letter of credit sales are mainly from Asia and the Middle East. Credit assessments to the issuing banks are performed periodically, in order to obtain ratings made by the principal risk classification companies on country and world risk ranking, and on their financial position over the last five years. Depending on this evaluation, it is decided whether the issuing bank is approved or confirmation is requested.

All sales are controlled by a credit verification system which has set parameters to block orders from clients who have registered past due amounts of a defined percentage of the debt and/or clients who at the time of product delivery have exceeded their credit limit or, credit has expired.

Impairment over the last five years including the first quarter 2009, amounts to US$8.33 million which represents 0.05% of total sales during this period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

	SALES DEBTOR IMPAIRMENT AS A PERCENTAGE OF TOTAL SALES
	March 2009	2008	2007	2006	2005	2004
Sales Debtors Impairment	0.015%	0.153%	0.03%	0.021%	0.010%	0.006%

Explanation of any changes to risk exposure or changes in objectives, processes and policies regarding previous years’ risk management.

In March 2009, Arauco implemented a Guarantee Policy in order to control the accounting, valuation and expiration dates.

Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco´s ability to fulfill debt obligations at the time of expiration.

Explanation of Risk Exposure and How These Arise

Arauco’s exposure to liquidity risk is found mainly in its obligations to the public, banks and financial institutions, creditors and other payables. These may arise if Arauco is unable to meet net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for risk Management, and Measurement Methods

The Finance Management department constantly monitors the company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to control the risk level of available financial assets, Arauco works with an investment policy.

The following table shows capital commitment of the main financial liabilities subject to liquidity risk, grouped according to their aging:

	March 2009 ThU.S.$	December 2008 ThU.S.$
Obligations with Bank and Financial Institutions, and with the public
Capital to be Amortized in the Short Term	372,977	316,686
Capital to be Amortized due within 1 and 5 years	1,385,878	1,301,149
Capital to be Amortized beyond 5 years	1,064,549	1,005,533

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Investment Policy:

Arauco has an Investment Policy, which identifies and limits financial instruments and companies in which Arauco companies are authorized to invest in, specifically, Celulosa Arauco y Constitución S.A. It is important to highlight that the company’s Treasury Department is centralized for its operations in Chile, by which the Head Office acts as an internal bank for Chilean affiliates, providing intercompany loans at a fixed rate determined by central management. Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific operations made through other companies where express authorization is required from the Chief Financial Officer.

With regard to financial instruments, the only permitted investments are fixed income investments and instruments with adequate liquidity. Each instrument has defined classification and limits which depend on duration and on the issuer.

With regard to intermediaries a methodology is used that aims at determining the relative risk level of each bank or entity with regard to their financial position and their debt and asset security, using a point system that gives a relative risk ranking. Arauco uses this system to define investment limits.

The required records for evaluation of the various criteria are obtained from official finance statements provided by the banks in evaluation and from the classification of in-effect short and long term debt securities, as defined by the controlling entity (the Superintendency of Banks and Financial Institutions) and used by Risk Classification companies authorized by said entity, in this case Fitch Ratings Chile, Humphreys and Feller Rate.

Evaluated criterias are: Capital and Reserves, Current Ratio, Equity Share in Total Investments in Financial System, Capital Yield, Operational Income Net Profit Ratio, Debt / Capital Ratio and the Risk Classifications of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have express authorization from Arauco’s Chief Financial Officer.

Type of Risk: Market Risk – Exchange Rate

Description

This risk arises from the probability of being affected by exchange rate losses considering the currency in which assets, liabilities and operations are held, not included in the balance sheet of an entity.

Explanation of Risk Exposures and How these Arise

Arauco is exposed to the risk of US Dollar (functional currency) fluctuations for sales, purchases and obligations in other currencies, such as the Chilean Peso, Brazilian Real or others. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main risk.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

Arauco performs sensitivity analyses to measure the effect of this variable on EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 10% of the exchange rate at March 31, 2009 of the Chilean Peso. This fluctuation range is considered possible given current market conditions at closing date. With all other variables at a constant rate, a Dollar exchange rate variation of + / - 10% in relation to the Chilean Peso would mean a EBITDA variation of + / - US$ 16 million and a variation of + / - US$ 39 million for Profit After Tax for the following nine months.

The main financial instruments subject to exchange rate risk are local bonds issued in UF. These are not covered by swaps described in the Hedging chapter.

Amounts expressed in UF	March 2009	December 2008
Bonds Issued in UF (E Series)	1,000,000	1,000,000
Bonds Issued in UF (F Series)	7,000,000	5,000,000

Type of Risk: Market Risk – Interest rate

Description

This risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations. This risk mainly affects fixed income financial instruments.

Explanation of Risk Exposure and How These Arise

Arauco is exposed to risks due to interest rate fluctuations for obligations with the public, banks and financial institutions and financial instruments that accrue interest at a variable rate.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

Arauco performs sensitivity analyses to measure the effect of this variable over EBITDA and Profit.

Sensitivity analysis considers a variation of + / - 100 bps of the interest rate, considered a possible fluctuation range given the current market conditions at the date of the closing balance. With all the other variables constant, an interest variation of + / - 100 bps would have no impact on the EBITDA, but would mean a Profit after Tax variation of + / - US$ 1 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Type of Risk: Market Risk – Price of Pulp

Description

Pulp price is determined by world and regional market conditions. Prices fluctuate in terms of demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Risk Exposure and How These Arise

Pulp prices are reflected in operational sales within the income statement and directly affect the net profit for the period.

At March 31, 2009 operational income due to pulp sales accounted for 51% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods.

This risk is approached in different ways. Arauco has a team of specialists who perform periodical market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the respective safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of + / - 10% of the average pulp price a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of + / - 10% in the average pulp price would mean a variation of the EBITDA of + / - US$ 120 million and + / - US$ 96 million for Net Profit.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24.    OPERATING SEGMENTS (IFRS 8)

Disclosure of Operating Segment Information

Factors used by Management to Identify Company Segments

Operating segments were defined in accordance with senior management internal reporting structure, in order to support operating decisions and resource allocation. Furthermore, availability of relevant financial information has been considered in order to define operating segments,

In line with the above, the Company established operating segments according to the following business units:

•	Pulp

•	Panels

•	Sawn Timber

•	Forestry

Description of Products and Services which Provide Ordinary Income for each disclosed Segment

Following find the main products that provide ordinary income for each operational segment:

•	Pulp: The main products sold by this department are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Panels: The main products sold in this area are plywood panels, MDF panels, Hardboard Panels, PB Panels and MDF Moldings.

•	Sawn Timber: The range of products sold by this business unit t includes different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints, among others.

•

Forestry: This area produces and sells sawn logs, pulpable logs, posts and chips made of own forests of Monterey and Taeda pine, eucalyptus globulus and nitens forests. Additionally, the company purchases logs and woodchip from third parties which it sells to its other business areas.

Explanation on the measurements of Earnings, Assets and Liability of Each Segment

Pulp

Pulp business unit uses wood exclusively from pine and eucalyptus plantations for the production of different types of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand fluff pulp is mainly used in the elaboration of diapers and female hygienic products.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Arauco has six plants, five in Chile and one in Argentina, and they have a total production capacity of approximately three million tons per year, placing the company among the world’s main producers. Pulp is sold in more than 40 countries, mainly in Europe and Asia, where it achieved and maintained a solid competitive position due to the excellent quality of its products and to the Companies capacity to meet customer needs –high standards in logistics, which has resulted in an excellent market positioning of the Company on a worldwide basis.

Panels

Panels business unit produces a wide range of panels products and several kinds of moldings aimed at furniture, decoration and construction industries. In its eight industrial plants, 4 in Chile, 2 in Argentina and 2 in Brazil, the company has a total annual production capacity of 2.6 million m3 of plywood, PBO, MDF, Hardboards and moldings, making it one of the leading panel production companies in the world.

Sawn Timber

Sawn timber business unit department produces a wide range of wood and remanufactured products with different kinds of terminations and appearances, which include a wide variety of uses for furniture, packing, construction and refurbishing industries.

With 14 saw mills, 12 in Chile and 2 in Argentina, the company has a production capacity of 3.4 million m3 of sawn wood, making the company the leading wood producer in the Southern Hemisphere.

Furthermore, the company has 6 remanufacturing plants, 5 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces. The totality of these products are sold in more than 28 countries, with sales reaching 100 million USD at March 31, 2009 (184 million USD at March 31, 2008), accounting for 19% of the company’s consolidated sales.

Forestry

The Forestry Division is Arauco’s core business. It provides raw material for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself of having quality wood for each of its products.

Arauco holds a growing forestry asset which is distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.5 million hectares at March 2009, of which 948.3 thousand hectares are used for plantation, 309 thousand hectares for native forests, 208 thousand hectares for other uses and 42.8 thousand hectares to be planted. Arauco’s principal plantations are Monterey and taeda pine. These are species which have a fast growth rate and short harvest cycles compared with other long fiber commercial woods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

General Information on Earnings, Assets and Liabilities

General Information on Earnings, Assets and Liabilities, Totals

Period Ending March 31, 2009	PULP	SAW MILL	FORESTRY	PANELS	OTHERS	CORPORATE	SUBTOTAL	ELIMINATION	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to ordinary activities from external customers	362,239	99,807	19,290	175,101	3,703	0	660,140		660,140
Ordinary Activity Income among segments	29,263	149	155,996	7,865	7,040	0	200,313	(200,313)	0

Interest Income	0	0	0	0	0	2,576	2,576		2,576
Interest Expenses	0	0	0	0	0	(41,550)	(41,550)		(41,550)
Interest Income, net	0	0	0	0	0	(38,974)	(38,974)	0	(38,974)

Depreciations and Amortizations	31,031	4,161	1,060	8,162	0	0	44,415		44,415
Sum of significant income accounts	0	0	29,677	0	0	0	29,677		29,677
Sum of significant expense accounts	0	0	2,602	0	0	0	2,602		2,602

Profit (Loss) of each specific segment	44,077	(804)	15,793	25,329	(10)	(70,759)	13,626	0	13,626

Company Equity in Profit and Loss of Associates and Joint Ventures accounted for using the equity method	0	0	0	0	0	1,143	1,143		1,143

Income Tax Expense (income)	0	0	0	0	0	(7,156)	(7,156)		(7,156)

Non-monetary Asset Disbursements of the segment	55,620	4,683	32,576	3,492	0	363	96,734	0	96,734

Nationality of Ordinary Income
Ordinary Income – national (Chilean Companies)	323,198	90,848	11,776	112,808	47	0	538,677		538,677
Ordinary Income – foreign (Foreign Companies)	39,041	8,959	7,514	62,293	3,656	0	121,463		121,463
Total Ordinary Incomes	362,239	99,807	19,290	175,101	3,703	0	660,140	0	660,140

Period Ending March 31, 2009	PULP	SAW MILL	FORESTRY	PANELS	OTHERS	CORPORATE	SUBTOTAL	ELIMINATION	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment Assets	3,933,168	442,678	4,576,905	699,162	46,552	785,808	10,484,274		10,484,274
Amount in Associates and Joint Ventures accounted for using the equity method	0	0	0	0	0	130,515	130,515		130,515
Segment Liabilities	239,513	31,937	94,181	90,515	7,325	4,023,670	4,487,142		4,487,142

Nationality of Non current assets
Chile	2,672,659	211,419	3,331,001	250,287	2,130	112,654	6,651,589		6,651,589
Foreign	564,355	51,952	765,891	178,830	28,272	106,864	1,624,725		1,624,725
Total Non Current Assets	3,237,014	263,371	4,096,892	429,117	30,402	219,518	8,276,314		8,276,314

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Period Ending 31-March-2008	PULP	SAW MILL	FORESTRY	PANELS	OTHERS	CORPORATE	SUBTOTAL	ELIMINATION	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income due to Ordinary Activities from external customers	488,396	190,059	37,024	233,517	12,250	0	961,246		961,246
Ordinary Activity Income among segments	50,729	953	183,076	19,911	7,868	0	262,537	(262,537)	0

Interest Income	0	0	0	0	0	4,151	4,151	0	4,151
Interest Expense	0	0	0	0	0	(49,488)	(49,488)	0	(49,488)
Interest Income, net	0	0	0	0	0	(45,337)	(45,337)	0	(45,337)

Depreciations and Amortizations	27,123	5,494	4,577	11,080	97	0	48,371		48,371
Sum of significant item incomes	0	0	9,582	0	0	0	9,582		9,582
Sum of significant item expenses	0	0	658	0	0	0	658		658

Profit (Reported Segment loss)	198,293	8,238	(1,855)	57,740	3,686	(79,033)	187,069	0	187,069

Company Equity in Profit and Loss of Associates And Joint Ventures accounted for Using the equity method	0	0	0	0	0	927	927		927

Income Tax Expense (income)	0	0	0	0	0	(45,593)	(45,593)		(45,593)

Non-monetary Asset Disbursements of the segment	56,052	3,519	35,681	13,833	235	0	109,320		109,320

Nationality of Ordinary Income
Ordinary Incomes – national (Chilean Companies)	431,633	169,672	29,387	137,543	441	0	768,676		768,676
Ordinary Incomes – Foreign (Foreign Companies)	56,763	20,387	7,637	95,974	11,809	0	192,570		192,570
Total Ordinary Incomes	488,396	190,059	37,024	233,517	12,250	0	961,246	0	961,246

Period Ending 31-March-2008	PULP	SAW MILL	FORESTRY	PANELS	OTHERS	CORPORATE	SUBTOTAL	ELIMINATION	TOTAL
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment Assets	3,938,435	459,289	4,546,468	695,186	36,667	544,436	10,220,480		10,220,480
Amount in Associates and Joint Ventures accounted for using the equity method	0	0	0	0	0	128,871	128,871		128,871
Segment Liabilities	224,400	32,502	97,890	93,518	6,264	3,776,536	4,231,110		4,231,110

Nationality of Non current assets
Chile	2,640,265	211,757	3,421,176	253,819	2,039	109,538	6,638,594		6,638,594
Foreign	566,879	51,792	689,058	176,984	28,399	105,738	1,618,850		1,618,850
Total Non Current Assets	3,207,143	263,549	4,110,234	430,804	30,438	215,276	8,257,444	0	8,257,444

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. EVENTS AFTER REPORTING PERIOD (IAS 10)

Celulosa Arauco y Constitución S.A.

1) In a Board of Directors meeting held on May 16, 2009, the Company approved the acquisition of the subsidiary companies of the Spanish Grupo Empresarial ENCE S.A. (“ENCE”) by Arauco International S.A., a subsidiary of the Company, and the Finnish-Swedish transnational company, Stora Enso in equal parts. The companies to be acquired are Eufores S.A., Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. The total value of the transaction is U.S.$ 343 million and Arauco will be responsible for 50% of that amount. The purchase agreement was entered into by all the parties involved on May 17, 2009.

The main assets of the Uruguayan subsidiaries of ENCE that have been included in this transaction are: a) 130,000 hectares of land owned by ENCE, of which 73,000 are covered with plantation forests, plus 13,000 hectares under covenants with third party owners, of which 7,000 are planted, all located in the central and western part of Uruguay; and b) its industrial sites in Punta Pereira and M’Bopicuá, a river barge terminal, a woodchip mill and a forestry nursery.

In Uruguay, Stora Enso currently holds 74,000 hectares of land, including 17,300 with forestry plantations, while Arauco holds 39,000 hectares in land, of which 27,400 are planted. The purchase agreement with Ence, in which the aforementioned land and plantations belonging to Stora Enso and Arauco are included, shall mean combined forestry assets of approximately 255,000 hectares of land, of which 123,000 are planted.

These assets provide a strategic base for considering the construction of a future pulp plant in Uruguay.

Once the purchase agreement has been approved the transfer of the acquired shares shall take place within 15 days following the date when contract requirements and processes have been completed. Also, the agreed payment shall be settled.

2) The Board of Directors of the Company, in a meeting held on April 9, 2009, agreed to register in the Superintendency of Securities and Insurance, two series of bonds in the Chilean market for an aggregate principal amount of UF 20 million of Unidades de Fomento. The net proceeds from the bonds issuance will be used to refinance a portion of the outstanding debt of the Company and for other corporate purposes.

The maximum term of the first series of bonds will be 10 years, and the maximum term of the second series of bonds will be 30 years, both terms counted from the date in which the respective series of bonds are registered in the Securities Registry of the Superintendency of Securities and Insurance.

The Bond Lines shall not hold any special guarantees and the issued bonds charged to them can, in general, be placed on the market. They shall be bearer bonds, dematerialized and shall not be convertible into Company shares. The bonds can be in Chilean Pesos, UF’s, or US Dollars.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statement

March 31, 2009

Amounts in thousands of U.S. dollars, except as indicated

Upon registration of the Bond Lines at the Registry of Securities, the Board shall have to approve all issuances and placements of the corresponding bonds, considering the prevailing market conditions and Company needs.

Forestal Cholguán S.A.

On April 2, 2009, the Company informed the Securities and Insurance Commission of the following essential fact:

Company Senior Management informs that the Board of Directors, in a meeting held on April 1, 2009, proceeded to officially summon the Company’s 30th General Shareholder’s Meeting, which took place on April 23rd at 17:00 hrs.

The Meeting was called to consider and decide upon the following matters:

a)	Review the board’s Annual Report, balance sheet and other Company financial statements, on the external auditors report, for year-end December 31, 2008, and to discuss the ongoing social business and profit distribution.

b)	In conformity with the Board’s agreement, reached on April 1, 2009, a payment of dividend No. 32, at US$ 0.00460253841 per share, was put forward for consideration and a decision was made. It was paid in cash as of May 7, 2009, in Chilean Pesos, at its equivalent value on April 30, 2009. All shareholders registered at the Registry of Securities shall have rights to these dividends on April 30, 2009.

c)	Discuss the operations undertaken by the Company pursuant to Article 44 of Law No. 1046.

d)	Appoint persons to the position of Company directors for the following statutory period.

e)	Determine Board and Board Committee salaries and expense budget for the following financial year.

f)	Appoint external auditors and,

g)	Discuss any other matters pertaining to social interests within the scope of the aforementioned Shareholder’s Meeting.

On May 22, 2009 the Company informed the following, as an essential fact, to the Securities and Insurance Commission:

Company management informed that the Board, in a meeting which took place on May 20, 2009, agreed to appoint the Director Matías Domeyko Cassel as President, who has held the position to date, and who accepted the nomination.

No other events have occurred between March 31, 2009 and the date of preparation of these financial statements which could significantly impact the financial position of the Company.